AR/S

12/29/01

DARLING INTERNATIONAL

ANNUAL REPORT 2001

DARLING
INTERNATIONAL

OPERATING HIGHLIGHTS

(in thousands of dollars)	2001	2000	1999
NET SALES	$255,974	$242,795	$258,570
COST OF SALES AND OPERATING EXPENSES	196,778	190,283	210,879
OPERATING INCOME (LOSS)	3,968	(5,405)	(11,994)
OPERATING CASH FLOW*	30,602	25,776	20,918
LOSS BEFORE TAXES	(11,845)	(19,560)	(25,715)

*Operating income (loss) plus depreciation and amortization.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No.1)

(Mark One)

_X_ ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2001

OR

____ TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number
0-24620

DARLING INTERNATIONAL INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-2495346** (I.R.S. Employer Identification Number)
251 O'Connor Ridge Blvd. **Suite 300** **Irving, Texas** (Address of principal executive offices)	75038 (Zip Code)

Registrant's telephone number, including area code: (972) 717-0300

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock $0.01 par value per share	American Stock Exchange ("AMEX")

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report(s)), and (2) has been subject to such filing requirements for the past 90 days. YES _X_ NO ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. _X_.

The aggregate market value of the voting stock held by nonaffiliates of the Registrant was approximately $5,719,000 as of April 25, 2002 based upon the closing price of such stock as reported on the American Stock Exchange ("AMEX") on that day.

There were 15,568,362 shares of common stock, $0.01 par value, outstanding at March 29, 2002.

DOCUMENTS INCORPORATED BY REFERENCE

Selected designated portions of the Registrant's definitive Proxy Statement to be filed on or before April 29, 2002 in connection with the Registrant's 2002 Annual Meeting of stockholders are incorporated by reference into Part III of this Annual Report.

DARLING INTERNATIONAL INC. AND SUBSIDIARIES
FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 29, 2001

TABLE OF CONTENTS

PART I

GOING CONCERN RISK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the Consolidated Balance Sheet at December 29, 2001, the Company has $120.0 million of debt due under its bank credit facilities classified as a current liability because the underlying Credit Agreement had an expiration date of June 30, 2001. Effective June 29, 2001, the Company entered into a series of forbearance agreements and amendments with the parties to its existing Credit Agreement. The forbearance agreements and amendments, among other things, provide that the lenders will not exercise their remedies under the Credit Agreement for certain defaults until after the expiration of the forbearance period on April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), and will continue to make revolving loans to the Company, raise the interest rate under the Credit Agreement from 1% over prime to 3% over prime, require the payment of a fee of $3.9 million to the lenders with respect to the forbearance agreements, reduce the commitment during the forbearance period by $2.0 million, from $128.5 million to $126.5 million, and limit financial covenants to certain minimum cash flows, based upon the Company's own projected cash flow for certain periods during the forbearance period.

On March 15, 2002, the Company entered into the Recapitalization Agreement. Under the terms of the Recapitalization Agreement, the forbearance period is extended to April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), and if the Recapitalization is consummated, the Company will exchange the borrowings outstanding under its existing Credit Agreement, a portion of the accrued interest and commitment fees, and forbearance fees payable for newly issued common stock equal to 75% of the Company's total outstanding common stock on a fully-diluted basis (exclusive of stock options issued and outstanding) and 6% cumulative redeemable preferred stock with a face value of $10.0 million. If the Recapitalization transaction is consummated, the Company and its Lenders will enter into an amended and restated credit agreement which is anticipated to result in borrowings under a senior term loan of $68.3 million, and a revolving credit facility which will enable the Company to borrow up to $10.1 million. The consummation of the Recapitalization is subject to a number of conditions and termination rights.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments related to recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Because the Company did not make the principal payments under the credit facility when it matured on June 30, 2001, the Company is in default under its existing credit agreement. In connection with the Recapitalization Agreement, the Lenders agreed to extend the forbearance period and not exercise their remedies until April 30, 2002. We have agreed in principle with the Lenders on an amendment to the forbearance agreement that would extend the forbearance period to May 31, 2002, but this amendment has not been signed yet. If the Company is unable to consummate a new financing arrangement, then, in the absence of another business transaction or debt agreement, the Company cannot make the principal payment due under the existing Credit Agreement and, accordingly, after the expiration of the forbearance period, the Lenders could exercise their rights to realize upon the collateral securing the debt (which comprises substantially all the Company's assets). As a result of this material uncertainty, there is doubt about the Company's ability to continue as a going concern. The absence of a new financing arrangement creates a material uncertainty regarding the ability of the Company to continue as a going concern. Management is not able to predict what the outcome or consequences of these matters might be.

ITEM 1. BUSINESS

General

Founded by the Swift meat packing interests and the Darling family in 1882, Darling International Inc. ("Darling" or the "Company") was incorporated in Delaware in 1962 under the name "Darling-Delaware Company, Inc." On December 28, 1993, the Company changed its name from "Darling-Delaware Company, Inc." to "Darling International Inc." The address of the Company's principle executive office is 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas, 75038, and its telephone number at such address is (972) 717-0300.

The Company is a recycler of food processing by-products. The Company collects and recycles animal processing by-products and used restaurant cooking oil. In addition, the Company provides grease trap collection services to restaurants. The Company processes such raw materials at 26 facilities located throughout the United States into finished products such as tallow, meat and bone meal and yellow grease. The Company sells these products nationally and internationally, primarily to producers of various industrial and commercial oleo-chemicals, soaps, pet foods and livestock feed, for use as ingredients in their products or for further processing into basic chemical compounds.

Commencing 1998, as part of an overall strategy to better commit financial resources, the Company's operations are currently organized into two segments. These are: 1) Rendering, the core business of turning inedible waste from meat and poultry processors into high quality feed ingredients and fats for other industrial applications; and 2) Restaurant Services, a group focused on growing the grease collection business while expanding the line of services, which includes grease trap servicing, offered to restaurants and food processors. Due to unfavorable market conditions resulting from declining prices, in Fiscal 1999, the Esteem Product division, a business dedicated to using newly developed technologies to produce novel products from established supply sources, was combined with the Company's rendering operations. In November 1998, the Company made a strategic decision to dispose of an additional segment, Bakery By-Products Recycling, a group which produced high quality bakery by-products for the feed industry. The results of the Bakery By-Products Recycling segment have been reported separately as discontinued operations. See Note 15 of Notes to Consolidated Financial Statements for further information regarding discontinued operations. For the financial results of the Company's business segments, see Note 17 of Notes to Consolidated Financial Statements.

The Company's net external sales from continuing operations by operating segment were as follows:

	Fiscal 2001		Fiscal 2000		Fiscal 1999	
Continuing operations:						
Rendering	$194,960	76.2%	$186,445	76.8%	$204,631	79.1%
Restaurant Services	61,014	23.8	56,350	23.2	53,939	20.9
Total	$255,974	100.0%	$242,795	100.0%	$258,570	100.0%

Processing Operations

The Company creates finished products primarily through the drying, grinding, separating and blending of its various raw materials. The process starts with the collection of animal processing by-products (fat, bones, feathers and offal), and used restaurant cooking oil from meat packers, grocery stores, butcher shops, meat markets, poultry processors and restaurants.

The animal processing by-products are ground and heated to extract water and separate oils from animal tissue as well as to sterilize and make the material suitable as an ingredient for animal feed. Meat and bone meal is separated from the cooked material by pressing the material, then grinding and sifting it through screens. The separated tallow is centrifuged and/or refined for purity. The primary finished products derived from the processing of animal by-products are tallow and meat and bone meal. Other by-products include poultry meal, feather meal and blood meal. Used restaurant cooking oil is processed under a separate procedure that involves heating, settling and sterilizing, as well as refining, resulting in derived yellow grease, feed-grade animal fat, or oleo-chemical feedstocks.

Purchase and Collection of Raw Materials

The Company operates a fleet of approximately 800 trucks and tractor-trailers to collect raw materials from more than 80,000 restaurants, butcher shops, grocery stores, and independent meat and poultry processors. The raw materials collected are manufactured into the finished products sold by the Company. The Company replaces or upgrades its vehicle fleet to maintain efficient operations.

Raw materials are collected in one of two manners. Certain large suppliers, such as large meat processors and poultry processors are furnished with bulk trailers in which the raw material is loaded. The Company transports these trailers directly to a processing facility. The Company provides the remaining suppliers, primarily grocery stores and butcher shops with containers in which to deposit the raw material. The containers are picked up by or emptied into Company trucks on a periodic basis. The type and frequency of service is determined by individual supplier requirements, the volume of raw material generated by the supplier, supplier location, and weather, among other factors.

Used restaurant cooking oil is placed in various sizes and types of containers which are supplied by the Company. In some instances, these containers are loaded directly onto the trucks, while in other instances the oil is pumped through a vacuum hose into the truck. The Company also sells or leases a container for raw material collection to restaurants called CleanStar® 2000, which is a self-contained collection system that is housed inside the restaurant, with the used cooking oil pumped directly into collection vehicles via an outside valve. Approximately 11.1% of the Company's restaurant suppliers utilize the CleanStar® 2000 system. The frequency of all forms of raw material collection is determined by the volume of oil generated by the restaurant.

The raw materials collected by the Company are transported either directly to a processing plant or to a transfer station, where materials from several collection routes are loaded into trailers and transported to a processing plant. Collections of animal processing by-products generally are made during the day, and materials are delivered to plants for processing within 24 hours of collection to eliminate spoilage. Collection of used restaurant cooking oil can be made at any time of the day or night, depending on supplier preference; these materials may be held for longer periods of time before processing. The Company charges a collection fee to offset a portion of the expense incurred in collecting raw material.

During the past year, the Company's largest single supplier accounted for less than 6.8% of the total raw material processed by the Company, and the 10 largest raw materials suppliers accounted for approximately 34.8% of the total raw material processed by the Company. For a discussion of the Company's competition for raw materials, see "Competition."

Raw Materials Pricing

The Company has two primary pricing arrangements with its raw materials suppliers. Approximately half of the Company's annual volume of raw materials is acquired on a "formula" basis. Under a formula arrangement, the charge or credit for raw materials is tied to published finished product commodity prices after deducting a fixed service charge. The Company acquires the remaining annual volume of raw material under "non-formula" arrangements whereby suppliers either are paid a fixed price, are not paid, or are charged for the expense of collection, depending on various economic and competitive factors.

The credit received or amount charged for raw material under both formula and non-formula arrangements is based on various factors, including the type of raw materials, the expected value of the finished product to be produced, the anticipated yields, the volume of material generated by the supplier, and processing and transportation costs. Competition among processors to procure raw materials also affects the price paid for raw materials. See "Competition."

Formula prices are generally adjusted on a weekly or monthly basis while non-formula prices or charges are adjusted as needed to respond to changes in finished product prices.

Finished Products

The finished products that result from the processing of animal by-products are oils (primarily tallow and yellow grease) and proteins (primarily meat and bone meal). Oils are used as ingredients in the production of pet food, animal feed and soaps. Oleo-chemical producers use these oils as feedstocks to produce specialty ingredients used in paint, rubber, paper, concrete, plastics and a variety of other consumer and industrial products. Meals are used primarily as high protein additives in pet food and animal feed.

Predominantly all of the Company's finished products are commodities which are quoted on established commodity markets or are priced relative to such commodities. While the Company's finished products are generally sold at prices prevailing at the time of sale, the Company's ability to deliver large quantities of finished products from multiple locations and to coordinate sales from a central location enables the Company to occasionally receive a premium over the then-prevailing market price.

Marketing, Sales and Distribution of Finished Products

The Company markets its finished products worldwide. Marketing activities are primarily conducted through the Company's marketing department that is headquartered in Irving, Texas. The Company also maintains sales offices in Los Angeles, California, and Newark, New Jersey for sales and distribution of selected products. This sales force is in contact with several hundred customers daily and coordinates the sale and assists in the distribution of most finished products produced at the Company's processing plants. The Company sells its finished products internationally through commodities brokers and through Company agents in various countries.

The Company sells to numerous foreign markets, including the European Economic Community, Asia, the Pacific Rim, North Africa, Mexico and South America. The Company has no material foreign operations, but exports a portion of its products to customers in various foreign counties. Total export sales were $138.1 million, $128.7 million, and $107.4 million for the years ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively. The level of export sales may vary from year to year depending on the relative strength of domestic versus overseas markets. The Company obtains payment protection for most of its foreign sales by requiring payment before shipment or by requiring bank letters of credit or guarantees of payment from U.S. government agencies. The Company ordinarily is paid for its products in U.S. dollars and has not experienced any material currency translation losses or any material foreign exchange control difficulties.

The Company has not experienced any material restrictions on the export of its products, although certain countries, including India and certain Middle East countries restrict the import of proteins and fats and oils made from porcine and bovine material, and the European Community has restrictions on proteins and fats and oils made from specified bovine materials. The Bovine Spongiform Encephalopathy ("BSE") situation in Europe and new F.D.A. restrictions, coupled with much lower prices for competing commodities, caused lower prices for some of the Company's key products. See Note 17 of Notes to Consolidated Financial Statements for information regarding the Company's export sales.

Finished products produced by Darling are distributed primarily by truck and rail from the Company's plants shortly following production. While there are some temporary inventory accumulations at various port locations for export shipments, inventories rarely exceed three weeks' production and, therefore, the Company uses limited working capital to carry inventories and reduces its exposure to fluctuations in commodity prices.

Competition

Management of the Company believes that the most competitive aspect of the business is the procurement of raw materials rather than the sale of finished products. During the last ten years, pronounced consolidation within the meat packing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize "captive" processors. Simultaneously, the number of small meat packers, which have historically been a dependable source of supply for non-captive processors, has decreased significantly. Although the total amount of slaughtering may be flat or only moderately increasing, the availability, quantity and quality of raw materials available to the independent processors from these sources have all decreased. These factors have been offset, in part, however, by increasing environmental consciousness. The need for restaurants to comply with environmental regulations concerning the proper disposal of used restaurant cooking oil is offering a growth area for this raw material source. Major competitors include: Baker Commodities in the West; National By-Products in the Midwest; and Griffin Industries in Texas and the Southeast. Each of these businesses competes in both the Rendering and Restaurant Service segments.

In marketing its finished products, the Company faces competition from other processors and from producers of other suitable commodities. Tallows and greases are in certain instances substitutes for soybean oil and palm stearine, while meat and bone meal is a substitute for soybean meal. Consequently, the prices of tallow, yellow grease, and meat and bone meal correlate with these substitute commodities. The markets for finished products are impacted mainly by the worldwide supply of fats, oils, proteins and grains. Other factors that influence the prices that the Company receives for its finished products include the quality of the Company's finished products, consumer health consciousness, worldwide credit conditions and U.S. government foreign aid. From time to time, the Company enters into arrangements with its suppliers of raw materials pursuant to which such suppliers buy back the Company's finished products.

Seasonality

The amount of raw materials made available to the Company by its suppliers is relatively stable on a weekly basis except for those weeks which include major holidays, during which the availability of raw materials declines because major meat and poultry processors are not operating. Weather is also a factor. Extremely warm weather adversely affects the ability of the Company to make higher quality products because the raw material deteriorates more rapidly than in cooler weather, while extremely cold weather, in certain instances, can hinder the collection of raw materials.

Employees and Labor Relations

As of December 29, 2001, the Company employed approximately 1,270 persons full-time in continuing business segments. Approximately 48.3% of the total number of employees are covered by collective bargaining agreements; however, the Company has no national or multi-plant union contracts. Management believes that the Company's relations with its employees and their representatives are good. There can be no assurance, however, that new agreements will be reached without union action or will be on terms satisfactory to the Company.

Regulations

The Company is subject to the rules and regulations of various federal, state and local governmental agencies. Material rules and regulations and the applicable agencies are: 1) the FDA, which regulates food and feed safety; 2) USDA, which regulates collection and production methods; 3) EPA, which regulates air and water discharge requirements, as well as local and state agencies governing air and water discharge; 4) state Departments of Agriculture, which regulate animal by-product collection and transportation procedures and animal feed quality; and 5) USDOT, as well as local and state agencies, which regulate the operation of the Company's commercial vehicles. Such rules and regulations may influence the Company's operating results at one or more facilities.

Effective August, 1997, the FDA promulgated a rule prohibiting the use of mammalian proteins, with some exceptions, in feeds for cattle, sheep and other ruminant animals. The intent of this rule is to prevent the spread of BSE, commonly referred to as "Mad Cow Disease," should the disease ever occur in the United States. The Company's management believes the Company is in compliance with the provisions of the rule.

ITEM 2. PROPERTIES

The Company's 26 operating facilities consist of 19 full service rendering plants, 4 yellow grease/trap grease plants, 1 blending plant, 1 edible plant, and 1 trap grease plant. Except for 4 leased facilities, all of these facilities are owned by the Company. In addition, the Company owns or leases 22 transfer stations in the United States and 1 transfer station in Canada that serve as collection points for routing raw material to the processing plants set forth below. Some locations service a single business segment while others service both business segments. The following is a listing of the Company's operating facilities by business segment:

LOCATION	DESCRIPTION
Combined Rendering and Restaurant Services Business Segments	
Blue Earth, MN	Rendering/Yellow Grease
Boise, ID	Rendering/Yellow Grease
Collinsville, OK	Rendering/Yellow Grease
Dallas, TX	Rendering/Yellow Grease
Detroit, MI	Rendering/Yellow Grease/Trap
Fresno, CA	Rendering/Yellow Grease
Kansas City, KS	Rendering/Yellow Grease
Los Angeles, CA	Rendering/Yellow Grease/Trap
Newark, NJ	Rendering/Yellow Grease
San Francisco, CA *	Rendering/Yellow Grease/Trap
Sioux City, IA	Rendering/Yellow Grease
St. Louis, MO	Rendering/Yellow Grease
Tacoma, WA *	Rendering/Yellow Grease/Trap
Turlock, CA	Rendering/Yellow Grease
Rendering Business Segment	
Coldwater, MI	Rendering
Houston, TX	Rendering
Linkwood, MD	Rendering
Omaha, NE	Rendering
Omaha, NE	Blending
Omaha, NE	Edible Oils
Wahoo, NE	Rendering
Restaurant Services Business Segment	
Chicago, IL	Trap
Ft. Lauderdale, FL *	Yellow Grease/Trap
Houston, TX	Yellow Grease/Trap
No. Las Vegas, NV	Yellow
Grease/TrapTampa, FL	Yellow Grease/Trap

* Property is leased. Annual rent expense for these leased properties in the aggregate was $0.6 million in Fiscal 2001.

ITEM 3. LEGAL PROCEEDINGS

LITIGATION

Melvindale

A group of residents living near the Company's Melvindale, Michigan plant has filed suit, purportedly on behalf of a class of persons similarly situated. The class has been certified for injunctive relief only. The court declined to certify a damage class but has permitted approximately 300 people to join the lawsuit as plaintiffs. The suit is based on legal theories of trespass, nuisance and negligence and/or gross negligence, and is pending in the United States District Court, Eastern District of Michigan. Plaintiffs allege that emissions to the air, particularly odor, from the plant have reduced the value and enjoyment of Plaintiffs' property, and Plaintiffs seek unspecified compensatory and exemplary damages in an amount in excess of $25,000 per Plaintiff and unspecified injunctive relief. The Company is unable to estimate its potential liability from this lawsuit. In a lawsuit with similar factual allegations, also pending in United States District Court, Eastern District of Michigan, the City of Melvindale has filed suit against the Company based on legal theories of nuisance, trespass, negligence and violation of Melvindale nuisance ordinances seeking damages and declaratory and injunctive relief. The court has dismissed the trespass counts in both lawsuits, and all of the damage claims in the suit filed by the City of Melvindale have been dismissed. The City of Melvindale now seeks unspecified injunctive relief. The Company or its predecessors have operated a rendering plant at the Melvindale location since 1927 in a heavily industrialized area down river south of Detroit. The Company has taken and is taking all reasonable steps to minimize odor emissions from its recycling processes and is defending the lawsuit vigorously.

Long Island City, NY

The Company is a party to a lawsuit that seeks to require an environmental cleanup at a property in Long Island City, New York where the Company formerly operated a rendering plant (referred to as the "Site"). DMJ Associates (DMJ), which holds a mortgage on the Site, has filed suit against the Company, as a former owner of the Site, as well as others including the present tenants and operators of the Site, the owner of an abandoned hazardous waste disposal site adjoining the Site (the "Disposal Facility"), and companies that disposed of wastes at the Disposal Facility (the "Generator Defendants"). DMJ argues that, inter alia, under federal law it is entitled to relief directed to have the defendants remediate the contamination. DMJ seeks both equitable and monetary relief from all defendants for investigation, abatement and remediation of the Site. DMJ has not yet provided information sufficient for the Company to ascertain the magnitude or amount of DMJ's total claim nor the Company's alleged share thereof. As a result, the Company is unable to estimate its potential liability from this lawsuit. The Company does not have information suggesting that it contributed in any material way to any contamination that may exist at the Site. The Company is actively defending the suit and is awaiting a decision on a motion on summary judgment regarding the standing of the plaintiff.

Sauget, Illinois

The Company is a party to a lawsuit that seeks to recover costs related to an environmental cleanup in or near Sauget, Illinois. The United States had filed a complaint against Monsanto Chemical Company, Solutia, Inc., Anheuser-Busch, Inc., Union Electric, and 14 other defendants, seeking to recover cleanup costs. Monsanto (which merged with Pharmacia and Upjohn, Inc. in 2000 and is now known as Pharmacia Corporation) and Solutia in turn filed a third party complaint seeking contribution from the United States, several federal agencies, and six more companies, in addition to the Company. As potentially responsible parties themselves, Pharmacia and Solutia are seeking to recover unspecified proportionate shares from each of the other parties, in addition to the Company, of an as yet undetermined total cleanup cost. A subsidiary of the Company had operated an inorganic fertilizer plant in Sauget,

Illinois for a number of years prior to closing it in the 1960's. The Company is defending this case vigorously, and does not believe, based upon currently available information, that the fertilizer plant contributed in any significant way to the contamination that is leading to the environmental cleanup, or that its share, if any, of the cost of the cleanup will be material. Accordingly, the Company is unable to estimate its potential liability from this lawsuit.

Other Litigation

The Company is also a party to several other lawsuits, claims and loss contingencies incidental to its business, including assertions by certain regulatory agencies related to air, wastewater, and storm water discharges from the Company's processing facilities.

Self Insured Risks

The Company purchases its workers compensation, auto and general liability insurance on a retrospective basis. The Company accrues its expected ultimate costs related to claims occurring during each fiscal year and carries this accrual as a reserve until such claims are paid by the Company.

The Company has established loss reserves for insurance, environmental and litigation matters as a result of the matters discussed above. Although the ultimate liability cannot be determined with certainty, management of the Company believes that reserves for contingencies are reasonable and sufficient based upon present governmental regulations and information currently available to management. The accrued expenses and other noncurrent liabilities classifications in the Company's consolidated balance sheets include reserves for insurance, environmental and litigation contingencies of $10.6 million and $20.4 million at December 29, 2001 and December 30, 2000, respectively. There can be no assurance, however, that final costs related to these matters will not exceed current estimates. The Company believes that any additional liability relative to lawsuits and claims which may not be covered by insurance would not likely have a material adverse effect on the Company's financial position, although it could potentially have a material impact on the results of operations in any one year.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the quarter ended December 29, 2001.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the American Stock Exchange under the symbol "DAR". The following table sets forth, for the quarters indicated, the high and low sales prices per share for the common stock as reported on the American Stock Exchange.

Fiscal Quarter	Market Price	
	High	Low
2002:		
First Quarter	$0.85	$0.32
2001:		
First Quarter	$1.250	$0.438
Second Quarter	$0.840	$0.500
Third Quarter	$1.000	$0.500
Fourth Quarter	$0.910	$0.500
2000:		
First Quarter	$2.000	$1.625
Second Quarter	$1.750	$1.125
Third Quarter	$1.375	$0.250
Fourth Quarter	$0.875	$0.250

The Company has been notified by its stock transfer agent that as of March 29, 2002, there were 79 "registered" holders of record of the common stock. There are approximately 650 beneficial stockholders of the common stock.

The Company has not paid any dividends on its common stock since January 3, 1989. The Company's Credit Agreement restricts the Company's ability to pay dividends. The Company does not currently anticipate paying cash dividends on the common stock in the foreseeable future, but intends instead to retain future earnings for reinvestment in its business or reduction of its indebtedness.

PART II

ITEM 6. SELECTED FINANCIAL DATA

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated historical financial data for the periods indicated. The selected historical consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company for the three years ended December 29, 2001, December 30, 2000, and January 1, 2000, and the related notes thereto.

	Fiscal 2001 Fifty-two Weeks Ended December 29, 2001	Fiscal 2000 Fifty-two Weeks Ended December 30, 2000	Fiscal 1999 Fifty-two Weeks Ended January 1, 2000	Fiscal 1998 Fifty-three Weeks Ended January 2, 1999	Fiscal 1997 Fifty-two Weeks Ended January 3, 1998
Operating Data:					
Net sales	$255,974	$242,795	$258,570	$337,031	$444,142
Cost of sales and operating expenses	196,778	190,283	210,879	283,822	362,787
Selling, general and administrative expenses	28,594	26,736	26,773	33,073	33,247
Depreciation and amortization	26,634	31,181	32,912	32,418	29,751
Operating income/(loss)	3,968	(5,405)	(11,994)	(12,282)	18,357
Interest expense	14,162	13,971	15,533	12,747	13,070
Other (income)/expense, net	1,651	184	(1,812)	1,117	(1,348)
Income/(loss) from continuing operations before income taxes	(11,845)	(19,560)	(25,715)	(26,146)	6,635
Income tax expense/(benefit)	–	–	(10,015)	(9,347)	2,307
Earnings/(loss) from continuing operations	(11,845)	(19,560)	(15,700)	(16,799)	4,328
Discontinued operations:					
Income/(loss) from discontinued operations, net of tax	–	–	–	(637)	1,081
Gain (loss) on disposal, net of tax	–	371	(333)	(14,657)	–
Net income /(loss)	$(11,845)	$(19,189)	$(16,033)	$(32,093)	$ 5,409
Basic earnings/(loss) per common share	$ (0.76)	$ (1.23)	$ (1.03)	$ (2.06)	$ 0.35
Diluted earnings/(loss) per common share	$ (0.76)	$ (1.23)	$ (1.03)	$ (2.06)	$ 0.33
Weighted average shares outstanding	15,568	15,568	15,560	15,581	15,519
Diluted weighted average shares outstanding	15,568	15,568	15,560	15,581	16,461
Other Data:					
EBITDA (a)	$30,602	$25,776	$ 20,918	$ 20,136	$ 48,108
Depreciation	21,378	25,541	26,998	26,432	24,074
Amortization	5,256	5,640	5,914	5,986	5,677
Capital expenditures	9,142	7,684	9,851	14,967	24,520
Balance Sheet Data:					
Working capital (deficiency)	$(116,411)	$(106,809)	$ (5,223)	$ 3,070	$ 5,225
Total assets	159,079	174,505	197,804	263,166	305,973
Current portion of long-term debt	120,053	109,528	7,810	7,717	5,118
Total long-term debt less current portion	–	–	110,209	140,613	142,181
Stockholders' equity (deficit)	(9,654)	2,724	21,913	37,946	69,756

(a) "EBITDA" represents, for any relevant period, operating profit plus depreciation and amortization and impairment of long-lived assets. EBITDA is presented here not as a measure of operating results, but rather as a measure of the Company's debt service ability and is not intended to be a presentation in accordance with generally accepted accounting principles.

PART II

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the historical consolidated financial statements and notes thereto included in Item 8. Beginning in 1998, the Company was organized along operating business segments. See Note 17 of Notes to Consolidated Financial Statements.

Results of Operations

Fifty-two Week Fiscal Year Ended December 29, 2001 ("Fiscal 2001") Compared to Fifty-two Week Fiscal Year Ended December 30, 2000 ("Fiscal 2000")

General

The Company reported a sales increase of $13.2 million (5.4%) for Fiscal 2001 and operating income of $4.0 million compared to a $5.4 million operating loss in Fiscal 2000, an improvement of $9.4 million. Principal factors affecting these comparative results, which are discussed further in the following section, were higher collection fees which improved recovery of collection expenses, favorable finished goods prices, and lower depreciation expense, partially offset by higher natural gas and fuel oil expenses. The Company reported a loss from continuing operations of $11.8 million for Fiscal 2001 compared to a loss from continuing operations of $19.6 million for Fiscal 2000, a reduction of the operating loss of $7.8 million.

Net Sales

The Company collects and processes animal by-products (fat, bones and offal), and used restaurant cooking oil to produce finished products of tallow, meat and bone meal, and yellow grease. Sales are significantly affected by finished goods prices, quality of raw material, and volume of raw material. Net sales include the sales of produced finished goods, grease trap services, and finished goods purchased for resale, which constitute less than 10.0% of total sales.

During Fiscal 2001, net sales increased by $13.2 million (5.4%) to $256.0 million as compared to $242.8 million during Fiscal 2000. The increase in net sales was primarily due to the following: 1) improved recovery of collection expenses, $9.2 million; 2) favorable finished goods prices resulted in a $4.6 million increase (the Company's average yellow grease prices increased 52¢/cwt to $8.94/cwt, (6.2% higher); average tallow prices increased 63¢/cwt to $9.58/cwt (6.6% higher); and average meat and bone meal prices decreased $4.60/ton to $184.00/ton (2.4% lower)); 3) hide sales increased $2.0 million; 4) improved yields on production increased $0.9 million; 5) other net increases during Fiscal 2001 of $0.3 million; partially offset by 6) finished product purchased for resale decreased $3.1 million; and 7) raw material inage decreased $0.7 million.

Cost of Sales and Operating Expenses

Cost of sales and operating expenses includes prices paid to raw material suppliers, the cost of product purchased for resale, and the cost to collect and process the raw material. The Company utilizes both fixed and formula pricing methods for the purchase of raw materials. Fixed prices are adjusted where possible for changes in competition and significant changes in finished goods market conditions, while raw materials purchased under formula prices are correlated with specific finished goods prices.

During Fiscal 2001, cost of sales and operating expenses increased $6.5 million (3.4%) to $196.8 million as compared to $190.3 million during Fiscal 2000. The increase in cost of sales and operating expenses was primarily due to the following: 1) natural gas and fuel oil expenses increased $5.4 million; 2) repairs expense increased $2.9 million; 3) leased vehicle expenses increased $0.8 million; 4) contract hauling expenses increased $0.5 million; 5) other net increased expenses during Fiscal 2001 of $0.8 million; partially offset by 6) finished product purchased for resale decreased $3.1 million; and 7) gasoline and lubricant expenses decreased $0.8 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $28.6 million during Fiscal 2001, a $1.9 million increase (7.1%) from $26.7 million during Fiscal 2000, primarily due to higher payroll expense.

Depreciation and Amortization

Depreciation and amortization charges decreased $4.5 million (14.4%), to $26.6 million during Fiscal 2001 as compared to $31.2 million during Fiscal 2000. Included in Fiscal 2001 and Fiscal 2000, depreciation and amortization expense are impairment charges of $0.8 million and $4.0 million, respectively, due to impairment charges recorded in accordance with Statement of Financial Accounting Standards No. 121.

The Fiscal 2001 impairment charge of $0.8 million pertains solely to assets held for sale in its Rendering business segment. The impairment charges were necessary to reduce the carrying value of these assets to management's estimate of their net realizable value in light of current economic conditions. Estimated net realizable values were based on information from business and real estate brokers, comparable sales, property tax valuations and internal discussions with Company employees working in the geographic areas who were familiar with the specific assets. A summary of the impairment charge follows (in millions):

Land	$0.1
Leaseholds and buildings	0.1
Equipment and furniture	0.6
Total impairment	$0.8

The Fiscal 2000 impairment charge of $4.0 million consists of: 1) $2.1 million related to Rendering business segment operating assets; 2) $0.1 million and $0.4 million related to Restaurant Services business segment equipment and allocable goodwill, respectively; and 3) $1.4 million related to assets held for sale in its Rendering business segment. The impairment charges of the assets in operation were made to reduce the carrying value to estimated fair value based on the discounted future cash flows of the assets. The impairment charges of the assets held for sale were necessary to reduce the carrying value of these assets to management's estimate of their net realizable value based on information from a business broker. A summary of the impairment charge follows (in millions):

	Rendering	Restaurant Services	Total
Leaseholds and buildings	$0.6	$ –	$0.6
Equipment and furniture	2.9	0.1	3.0
Goodwill	–	0.4	0.4
Total impairment	$3.5	$0.5	$4.0

Interest Expense

Interest expense was $14.2 million during Fiscal 2001, compared to $14.0 million during Fiscal 2000, an increase of $0.2 million (1.4%). The effects of amortization of loan forbearance fees included in interest expense of $2.1 million and higher debt levels during Fiscal 2001 were partially offset by declining interest rates on the Company's floating rate debt.

Income Taxes

The Company recorded a valuation allowance to eliminate the deferred tax benefit attributable to the Fiscal 2001 loss, as it did in Fiscal 2000.

Capital Expenditures

The Company made capital expenditures of $9.1 million during Fiscal 2001 as compared to $7.7 million in Fiscal 2000, an increase of $1.4 million (18.2%). Fiscal 2001 capital expenditures were principally for: operating equipment, $5.8 million; vehicles (primarily trucks or tractor-trailers), $1.6 million; office equipment, $1.2 million; and other capital expenditures, $0.5 million.

Fifty-two Week Fiscal Year Ended January 1, 2000, ("Fiscal 2000") Compared to Fifty-two Week Fiscal Year Ended January 2, 1999 ("Fiscal 1999")

General

The Company reported a sales decrease of $15.8 million (6.1%) for Fiscal 2000, and an operating loss of $5.4 million compared to an operating loss of $12.0 million in Fiscal 2000, an operating loss reduction of $6.6 million (55.0%). Principal factors affecting these comparative results, which are discussed further in the following section, were lower finished goods sales prices and lower sales volume, the effects of which were more than offset by lower raw material costs and higher collection fees which improved recovery of collection expenses. The Company reported a loss from continuing operations of $19.6 million for Fiscal 2000 compared to a loss from continuing operations of $15.7 million for Fiscal 1999, an increased loss from continuing operations of $3.9 million (24.8%).

Net Sales

During Fiscal 2000, net sales decreased by $15.8 million (6.1%) to $242.8 million as compared to $258.6 million during Fiscal 1999. The decrease in net sales was primarily due to the following: 1) decreases in overall finished goods prices resulted in an $11.1 million decrease in sales during Fiscal 2000 versus Fiscal 1999 (the Company's average yellow grease prices decreased $1.17/cwt to $8.42/cwt (12.2%); average tallow prices decreased $1.48/cwt to $9.58/cwt (13.4%); and average meat and bone meal prices increased $40.12/ton to $188.60/ton (27.0%); 2) products purchased for resale decreased $11.9 million; 3) decreases in the volume of raw materials processed resulted in a $9.7 million decrease in sales; and 4) other items decreased $1.2 million compared to Fiscal 1999; partially offset by 5) increases in collection fees (to offset a portion of the cost incurred in collecting raw material) of $13.0 million; 6) improved yields in production of $4.1 million; and 7) finished hides sales increased $1.0 million.

Cost of Sales and Operating Expenses

During Fiscal 2000, cost of sales and operating expenses decreased $20.6 million (9.8%) to $190.3 million as compared to $210.9 million during Fiscal 1999. The decrease in cost of sales and operating expenses was primarily due to the following: 1) lower raw material prices paid, correlating to decreased prices for fats and oils and meat and bone meal, resulted in decreases of $6.4 million in cost of sales; 2) decreases in products purchased for resale resulted in a $11.9 million decrease; 3) decreases in the volume of raw materials collected and processed resulted in a decrease of approximately $1.8 million in cost of sales; 4) reductions in repairs expense, payroll, and contract hauling operating expenses of $4.8 million; and 5) other changes resulted in a decrease of $2.7 million; partially offset by 6) increases in natural gas, sewer expense and utilities, resulted in an increase of $6.7 million; and 7) cost of hides purchased increased $0.3 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $26.7 million during Fiscal 2000, a $0.1 million decrease (0.4%) from $26.8 million during Fiscal 1999. Decreases in professional and legal fees were partially offset by various expense increases.

Depreciation and Amortization

Depreciation and amortization charges decreased $1.7 million (5.2%), to $31.2 million during Fiscal 2000 as compared to $32.9 million during Fiscal 1999. Included in Fiscal 2000 and Fiscal 1999 depreciation and amortization expense are impairment charges of $4.0 million and $1.4 million, respectively, due to impairment recorded in accordance with Statement of Financial Accounting Standards No. 121.

The Fiscal 2000 impairment charge of $4.0 million consists of: 1) $2.1 million related to Rendering business segment operating assets; 2) $0.1 million and $0.4 million related to Restaurant Services business segment equipment and allocable goodwill, respectively; and 3) $1.4 million related to assets held for sale in its Rendering business segment. The impairment charges of the assets in operation were made to reduce the carrying value to estimated fair value based on the discounted future cash flows of the assets. The impairment charges of the assets held for sale were necessary to reduce the carrying value of these assets to management's estimate of their net realizable value based on information from a business broker. A summary of the impairment charge follows (in millions):

	Rendering	Restaurant Services	Total
Leaseholds and buildings	$0.6	$ –	$0.6
Equipment and furniture	2.9	0.1	3.0
Goodwill	–	0.4	0.4
Total impairment	$3.5	$0.5	$4.0

The Fiscal 1999 impairment charge of $1.4 million pertains solely to assets held for sale in the Company's Rendering business segment. The impairment charges were necessary to reduce the carrying value of these assets to management's estimate of their net realizable value. Estimated net realizable values were based on an offer from a prospective buyer and information from real estate brokers. A summary of the impairment charge follows (in millions):

Leaseholds and buildings	$1.1
Equipment	0.3
Total impairment	$1.4

Interest Expense

Interest expense was $14.0 million during Fiscal 2000, compared to $15.5 million during Fiscal 1999, a decrease of $1.5 million (9.7%). Lower debt during Fiscal 2000 was partially offset by higher interest rates.

Income Taxes

The Company recorded a valuation allowance to eliminate the deferred tax benefit attributable to the Fiscal 2000 loss. This results in a decrease in income tax benefit of $10.0 million, compared to Fiscal 1999. In Fiscal 1999, the Company recorded a $10.0 million income tax benefit, which consisted of $9.2 million of federal tax benefit and $0.8 million for various state and foreign tax benefits.

Capital Expenditures

The Company made capital expenditures of $7.7 million during Fiscal 2000 as compared to $9.9 million in Fiscal 1999, a decrease of $2.2 million (22.2%).

Discontinued Operations

The operations of the Bakery By-Products Recycling segment have been classified as discontinued operations. In Fiscal 2000, the Company realized a gain related to a reduction in an indemnification reserve, net of tax, of $0.4 million related to the sale of this business segment which was finalized on April 5, 1999, compared to a loss of $0.3 million in Fiscal 1999.

FINANCING, LIQUIDITY, GOING CONCERN RISK, AND CAPITAL RESOURCES

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the Consolidated Balance Sheet at December 29, 2001, the Company has $120.0 million of debt due under its bank credit facilities classified as a current liability because the existing Credit Agreement had a maturity date of June 30, 2001. Effective June 29, 2001, the Company entered into a forbearance agreement with the Lenders. The forbearance agreement, which has been amended several times, among other things, provides that the Lenders will not exercise their rights in connection with certain defaults under the Credit Agreement until after the expiration of the forbearance period on April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), raise the interest rate under the Credit Agreement from 1% over prime to 3% over prime, require the payment of a fee of $3.9 million to the Lenders with respect to the forbearance agreement, reduces the commitment during the forbearance period by $2.0 million, from $128.5 million to $126.5 million, and limits financial covenants to certain minimum cash flows, based upon the Company's own projected cash flow for certain periods during the forbearance period.

On March 15, 2002, the Company entered into the Recapitalization Agreement. Under the terms of the Recapitalization Agreement, the forbearance period is extended to April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), and if the Recapitalization is consummated, the Company will exchange the borrowings outstanding under its existing Credit Agreement, a portion of the accrued interest and commitment fees, and forbearance fees payable for newly issued common stock equal to 75% of the Company's total outstanding common stock on a fully-diluted basis (exclusive of stock options issued and outstanding), and 6% cumulative redeemable preferred stock with a face value of $10.0 million. If the Recapitalization transaction is consummated, the Company and its Lenders will enter into an amended and restated credit agreement which is anticipated to result in borrowings under a senior term loan of

$68.3 million, and a revolving credit facility which will enable the Company to borrow up to $10.1 million. The consummation of the Recapitalization is subject to a number of conditions and termination rights.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments related to recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Because the Company did not make the principal payments under the credit facility when it matured on June 30, 2001, the Company is in default under its existing Credit Agreement. In connection with the Recapitalization Agreement, the Lenders agreed to extend the forbearance period and not exercise their remedies until April 30, 2002. We have agreed in principle with the Lenders on an amendment to the forbearance agreement that would extend the forbearance period to May 31, 2002, but this amendment has not been signed yet. If the Company is unable to consummate a new financing arrangement, then, in the absence of another business transaction or debt agreement, the Company cannot make the principal payment due under the existing Credit Agreement and, accordingly, after the expiration of the forbearance period, the lenders could exercise their rights to realize upon the collateral securing the debt (which comprises substantially all the Company's assets). As a result of this material uncertainty, there is doubt about the Company's ability to continue as a going concern. The absence of a new financing arrangement creates a material uncertainty regarding the ability of the Company to continue as a going concern. Management is not able to predict what the outcome or consequences of these matters might be.

Substantially all assets of the Company are either pledged or mortgaged as collateral for borrowings under the existing Credit Agreement. The Credit Agreement contains certain terms and covenants, which, among other matters, restrict the incurrence of additional indebtedness, the payment of cash dividends, the retention of certain proceeds from sales of assets, and the annual amount of capital expenditures, and requires the maintenance of certain minimum financial ratios. As of December 29, 2001, no cash dividends could be paid to the Company's stockholders pursuant to the Credit Agreement.

On December 29, 2001, the Company had a working capital deficit of $116.7 million and its working capital ratio was 0.26 to 1 compared to a working capital deficit of $106.8 million and a working capital ratio of 0.30 to 1 on December 30, 2000.

Upon completion of the Recapitalization discussed elsewhere herein, the Company expects that its current liabilities on a pro forma basis as of December 29, 2001, will decrease by approximately $117.2 million resulting in positive working capital of approximately $0.5 million. The Company's current working capital deficit and expected positive working capital subsequent to the Recapitalization are not expected to be significantly different. In addition, the decrease in debt subsequent to the Recapitalization will result in reduced interest expense.

Net cash provided by operating activities was $5.6 million, $16.2 million and $0.7 million in Fiscal 2001, Fiscal 2000 and Fiscal 1999, respectively. Net cash provided by operating activities in Fiscal 2001 decreased principally due to increased accounts receivable arising from increased sales and reductions in accounts payable and accrued expenses, partially due to lower levels of credit extended by trade vendors and due to a $5.9 million cash payment to the Company's insurance claim administrator under a letter of credit arrangement. The cash payment was funded through a borrowing under the Credit Agreement.

The current negative economic environment in the Company's markets has the potential to adversely impact its liquidity in a variety of ways, including through reduced sales and potential inventory buildup. The Company's management has revised its sales forecasts in light of their view of current economic conditions, and believes that following the Recapitalization, cash flows from operating activities at the same level as Fiscal 2001 and funds available under the amended and restated credit agreement should be sufficient to meet the Company's working capital needs and capital expenditures for at least the next 12 months. There can be no assurance, however, that a continued slowdown in the economy or other factors will not cause the Company to fail to meet management's revised forecasts, or otherwise result in liquidity concerns. Moreover, in the event the Recapitalization is not consummated, the Company is not likely to be able to continue as a going concern.

CRITICAL ACCOUNTING POLICIES

The Company follows certain significant accounting policies when preparing its consolidated financial statements. A complete summary of these policies is included in Note 1 of Notes to Consolidated Financial Statements.

Certain of the policies require management to make significant and subjective estimates which are sensitive to deviations of actual results from management's assumptions. In particular, management makes estimates regarding future undiscounted cash flows of acquired operations in assessing impairment of goodwill, estimates regarding future undiscounted cash flows from the future use of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, estimates regarding the net realizable value of long-lived assets held for sale, and estimates regarding self insured risks including insurance, environmental and litigation contingencies.

In assessing impairment of goodwill and the impairment of long-lived assets where there has been a change in circumstances indicating the carrying value of a long-lived asset may not be recoverable, the Company has estimated future undiscounted net cash flows from the acquired operations and from use of the asset, respectively, based on actual historical results and expectations about future economic circumstances including future business volume, finished product prices and operating costs. The estimate of future net cash flows from the acquired operations and use of the asset could change if actual prices and costs differ due to industry conditions or other factors affecting the level of business volume or the Company's performance. In assessing impairment of long-lived assets held for sale, the Company has estimated the net realizable value of such assets based on information from various external sources regarding possible selling prices for such assets. These estimates could change based on changes in market conditions, interest rates and other factors. In estimating liabilities for self insured risks, the Company considers information from outside consultants and experts, and past historical experience, in projecting future costs expected to be incurred. These estimates could change if future events are different than assumed by management, actual costs to settle the liabilities differ from those estimated and the circumstances associated with the self insured risks change.

RECENTLY ISSUED ACCOUNTING STANDARDS

Recently, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, Business Combinations (Statement 141), Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142), Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (Statement 143), and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144).

Statement 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Statement 141 also specifies the criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. The Company does not believe Statement 141 will have a significant impact on its consolidated financial statements. Statement 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. Statement 142 also requires that intangible assets with estimated useful lives be amortized over their respective useful lives to their estimated residual values, and reviewed for impairment. Statement 142 is effective for fiscal years beginning after December 15, 2001. Amortization expense related to goodwill that will not be amortized under Statement 142 was $242,000, $142,000 and $228,000 for Fiscal 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting Statement 142, it is not practicable to reasonably estimate the impact of adopting this standard at the date of this report, including whether the Company will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

Statement 143 establishes requirements for the accounting for removal costs associated with asset retirements and is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is currently assessing the impact of Statement 143 on its consolidated financial statements. Statement 144 supercedes Statement 121, Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Statement 144 retains the fundamental provisions of Statement 121 but eliminates the requirement to allocate goodwill to long lived assets to be tested for impairment. Statement 144 also requires discontinued operations to be carried at the lower of cost or fair value less costs to sell and broadens the presentation of discontinued operations to include a component of an entity rather than a segment of a business. Statement 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years with early adoption encouraged. The Company does not expect the adoption of Statement 144 to have a material impact on its consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K/A includes "forward-looking" statements that involve risks and uncertainties. The words "believe," "anticipate," "expect," "estimate," "intend," and similar expressions identify forward-looking statements. All statements other than statements of historical facts included in the Annual Report on Form 10-K/A, including, without limitation, the statements under the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Legal Proceedings" and located elsewhere herein regarding industry prospects and the Company's financial position are forward-looking statements. Actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct.

In addition to those factors discussed elsewhere in this report, and in other public filings with the SEC, important factors that could cause actual results to differ materially from the Company's expectations include: the Company's ability to consummate the transactions contemplated by the recapitalization agreement related to its Credit Agreement which expired June 30, 2001; the Company's continued ability to obtain sources of supply for its rendering operations; general economic conditions in the European and Asian markets; and prices in the competing commodity markets which are volatile and are beyond the Company's control. Among other things, future profitability may be affected by the Company's ability to grow its business which faces competition from companies which may have substantially greater resources than the Company.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Market risks affecting the Company are exposures to changes in prices of the finished products the Company sells, interest rates on debt, and the price of natural gas used in the Company's plants. Predominately all of the Company's finished products are commodities that are generally sold at prices prevailing at the time of sale. The Company has used interest rate and, through March 2001, natural gas swaps to manage these risks. Beginning in April 2001, the Company is using natural gas forward purchase agreements with its suppliers to manage the price risk of natural gas used in its facilities. While the Company does have international operations, and operates in international markets, it considers its market risks in such activities to be immaterial.

The Company is party to two interest rate swap agreements at December 29, 2001. Under the terms of the swap agreements, the interest obligation on $45 million of Amended and Restated Credit Agreement floating-rate debt was exchanged for fixed rate contracts which bear interest, payable quarterly. One swap agreement for $25 million matures June 27, 2002, bears interest at 6.5925% and the Company's receive rate is based on the three-month LIBOR. The second swap agreement for $20 million matures on June 27, 2002, with a one-time option for the bank to cancel at June 27, 2001, which the bank declined to exercise, bears interest at 9.17% and the Company's receive rate is based on the Base Rate.

At December 29, 2001, the Company has forward purchase agreements obligating the Company to purchase approximately 1,500,000 mmbtu's of natural gas for the period January through December, 2002 at an average purchase price of $3.47/mmbtu.

PART II

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Darling International Inc.:

We have audited the consolidated financial statements of Darling International Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Darling International Inc. and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

The accompanying consolidated financial statements and financial statement schedule have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has debt of $120,027,000 classified as a current liability at December 29, 2001 because it matured in June 2001 and is now subject to a recapitalization agreement pursuant to which the lenders have agreed to a forbearance period expiring April 30, 2002, during which time the Company will endeavor to consummate a new credit agreement. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 2. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Dallas, Texas
February 28, 2002

DARLING INTERNATIONAL INC. AND SUBSIDIARIES

Consolidated Balance Sheets
December 29, 2001 and December 30, 2000
(in thousands, except share and per share data)

ASSETS (Notes 2 and 9)	December 29, 2001	December 30, 2000
Current assets:		
Cash and cash equivalents	$ 3,668	$ 3,509
Accounts receivable, less allowance for bad debts of $467 at December 29, 2001 and $680 at December 30, 2000	23,719	21,837
Inventories (Note 3)	7,698	8,300
Prepaid expenses	4,394	3,046
Deferred income taxes (Note 11)	2,203	3,081
Assets held for sale (Note 5)	–	3,161
Other (Note 1)	209	2,923
Total current assets	41,891	45,857
Property, plant and equipment, net (Note 4)	74,744	88,242
Collection routes and contracts, less accumulated amortization of $22,139 at Dec. 29, 2001 and $18,828 at Dec. 30, 2000	27,366	32,140
Goodwill, less accumulated amortization of $1,077 at December 29, 2001 and $883 at December 30, 2000	4,429	4,632
Deferred loan costs	–	629
Assets held for sale (Note 5)	3,002	–
Other assets (Note 6)	7,647	3,005
	$159,079	$174,505
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Current portion of long-term debt (Note 9)	$120,053	$109,528
Accounts payable, principally trade	11,104	14,341
Accrued expenses (Note 7)	24,069	23,160
Accrued interest	3,383	3,038
Deferred income (Note 1)	–	2,599
Total current liabilities	158,609	152,666
Other noncurrent liabilities (Note 10)	8,134	16,247
Deferred income taxes (Note 11)	1,990	2,868
Total liabilities	168,733	171,781
Stockholders' equity (deficit) (Note 12):		
Preferred stock, $0.01 par value; 1,000,000 shares authorized, none issued	–	–
Common stock, $.01 par value; 25,000,000 shares authorized, 15,589,362 shares issued and outstanding at December 29, 2001 and December 30, 2000	156	156
Additional paid-in capital	35,235	35,235
Treasury stock, at cost; 21,000 shares at December 29, 2001 and December 30, 2000	(172)	(172)
Accumulated comprehensive loss	(533)	–
Accumulated deficit	(44,340)	(32,495)
Total stockholders' equity (deficit)	(9,654)	2,724
Commitments and contingencies (Notes 8 and 16)		
	$159,079	$174,505

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Three years ended December 29, 2001
(in thousands, except per share data)

	December 29, 2001	December 30, 2000	January 1, 2000
Net sales	$255,974	$242,795	$258,570
Costs and expenses:			
Cost of sales and operating expenses	196,778	190,283	210,879
Selling, general and administrative expenses	28,594	26,736	26,773
Depreciation and amortization	26,634	31,181	32,912
Total costs and expenses	252,006	248,200	270,564
Operating income and (loss)	3,968	(5,405)	(11,994)
Other income/(expense):			
Interest expense	(14,162)	(13,971)	(15,533)
Other, net	(1,651)	(184)	1,812
Total other income(expense)	(15,813)	(14,155)	(13,721)
Loss from continuing operations before income taxes	(11,845)	(19,560)	(25,715)
Income tax benefit (Note 11)	–	–	(10,015)
Loss from continuing operations	(11,845)	(19,560)	(15,700)
Gain/(loss) on disposal of discontinued operations, net of tax (Note 15)	–	371	(333)
Net loss	$ (11,845)	$ (19,189)	$ (16,033)
Basic and diluted earnings (loss) per share:			
Continuing operations	$ (0.76)	$ (1.25)	$ (1.01)
Gain/(loss) on disposal of discontinued operations	–	0.02	(0.02)
Total	$ (0.76)	$ (1.23)	$ (1.03)

The accompanying notes are an integral part
of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Three years ended December 29, 2001
(In thousands, except share data)

	Common stock						
	Number of shares	$.01 par value	Additional Paid-in capital	Treasury stock	Accumulated comprehensive loss	Retained earnings/ (accumulated deficit)	Total stockholders' equity (deficit)
Balances at January 2, 1999	15,568,362	$ 156	$ 35,235	$ (172)	$ –	$ (2,727)	$ 37,946
Net loss	–	–	–	–	–	(16,033)	(16,033)
Balances at January 1, 2000	15,568,362	156	35,235	(172)	–	(13,306)	21,913
Net loss	–	–	–	–	–	(19,189)	(19,189)
Balances at December 30, 2000	15,568,362	$ 156	$ 35,235	(172)	–	$ (32,495)	$ 2,724
Net loss	–	–	–	–	–	(11,845)	(11,845)
Minimum pension liability	–	–	–	–	(533)	–	(533)
Derivative transition adjustment (Note 1)	–	–	–	–	2,220	–	2,220
Net change arising from current period hedging transactions (Note 1)	–	–	–	–	376	–	376
Reclassifications into earnings (Note 1)	–	–	–	–	(2,596)	–	(2,596)
Total comprehensive loss							(12,378)
Balances at December 29, 2001	15,568,362	$ 156	$ 35,235	$ (172)	$ (533)	$ (44,340)	$ (9,654)

The accompanying notes are an integral part of these consolidated financial statements.

DARLING INTERNATIONAL INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three years ended December 29, 2001
(in thousands)

	December 29, 2001	December 30, 2000	January 1, 2000
Cash flows from operating activities:			
Loss from continuing operations	$(11,845)	$(19,560)	$ (15,700)
Adjustments to reconcile loss from continuing operations to net cash provided by continuing operating activities:			
Depreciation and amortization	26,634	31,181	32,912
Deferred income tax benefit	–	–	(9,911)
Loss/(gain) on sale of assets	(80)	144	(2,060)
Changes in operating assets and liabilities:			
Accounts receivable	(1,882)	(4,850)	(372)
Inventories and prepaid expenses	(746)	2,246	2,092
Accounts payable and accrued expenses	(4,898)	3,070	(4,328)
Accrued interest	345	2,928	(546)
Other	(1,916)	1,084	(1,403)
Net cash provided by continuing operating activities	5,612	16,243	684
Net cash provided by discontinued operations	–	–	119
Net cash provided by operating activities	5,612	16,243	803
Cash flows from investing activities:			
Recurring capital expenditures	(9,142)	(7,684)	(9,851)
Gross proceeds from sale of property, plant and equipment, assets held for disposition and other assets	145	4,412	32,150
Payments related to routes and other intangibles	(279)	(636)	(152)
Net cash used in discontinued operations	–	–	(330)
Net cash provided by/(used in) investing activities	(9,276)	(3,908)	21,817
Cash flows from financing activities:			
Proceeds from long-term debt	208,387	171,351	179,927
Payments on long-term debt	(197,862)	(179,842)	(210,237)
Contract payments	(3,368)	(2,163)	(2,377)
Deferred recapitalization costs	(3,334)	–	–
Deferred loan costs	–	–	(300)
Net cash used in discontinued operations	–	–	(150)
Net cash provided by/(used in) financing activities	3,823	(10,654)	(33,137)
Net change in cash and cash equivalents from discontinued operations	–	–	28
Net increase/(decrease) in cash and cash equivalents	159	1,681	(10,489)
Cash and cash equivalents at beginning of year	3,509	1,828	12,317
Cash and cash equivalents at end of year	$ 3,668	$ 3,509	$ 1,828
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 13,817	$ 9,161	$ 14,550
Income taxes, net of refunds	$ (141)	$ (1,777)	$ (625)

The accompanying notes are an integral part
of these consolidated financial statements.

(1) GENERAL

(a) NATURE OF OPERATIONS

Darling International Inc. (the "Company") is a recycler of food processing by-products in the United States, operating a fleet of vehicles, through which it collects animal by-products and used restaurant cooking oil from butcher shops, grocery stores, independent meat and poultry processors and restaurants nationwide. The Company processes raw materials through facilities located throughout the United States into finished products, such as tallow, meat and bone meal, and yellow grease. The Company sells its finished products domestically and internationally to producers of soap, cosmetics, rubber, pet food and livestock feed for use as ingredients in such products.

On October 22, 1993, the Company entered into a settlement agreement approved by the U.S. District Court providing for a restructure of the Company's debt and equity and resolution of a class action lawsuit (the "Settlement"). The terms of the settlement were tantamount to a prepackaged bankruptcy despite the settlement not occurring under Chapter 11 of the Bankruptcy Code. On December 29, 1993, the Settlement was consummated and became binding on all original noteholders. The Company has accounted for the Settlement using "Fresh Start Reporting" as of January 1, 1994, in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the United States Bankruptcy Code" issued by the American Institute of Certified Public Accountants. Using a valuation of the Company performed by an independent appraiser, the Company determined the total reorganization value of all its assets to be approximately $236,294,000 as of January 1, 1994, and the Company's accumulated deficit was eliminated as of January 1, 1994.

(b) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. As disclosed in Note 15, the operations of IPC, as defined below, are classified as discontinued operations.

(2) Fiscal Year

The Company has a 52/53 week fiscal year ending on the Saturday nearest December 31. Fiscal years for the consolidated financial statements included herein are for the 52 weeks ended December 29, 2001, the 52 weeks ended December 30, 2000 , and the 52 weeks ended January 1, 2000.

(3) Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

(4) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is computed by the straight-line method over the estimated useful lives of assets: 1) Buildings and improvements, 24 to 30 years; 2) Machinery and equipment, 3 to 8 years; and 3) Vehicles, 4 to 6 years.

Maintenance and repairs are charged to expense as incurred and expenditures for major renewals and improvements are capitalized.

(5) Collection Routes and Contracts

Collection routes consist of groups of suppliers of raw materials in similar geographic areas from which the Company derives collection fees, and a dependable source of raw materials for processing into finished products. Restrictive covenants represent non-compete agreements with former competitors whose businesses were acquired. Amortization is computed by the straight-line method over the following periods: 1) Collection routes, 8 to 15 years; and 2) Restrictive covenants, 3 to 10 years.

(6) Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, not exceeding 30 years. Annually, the Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

(7) Environmental Expenditures

Environmental expenditures incurred to mitigate or prevent environmental contamination that has yet to occur and that otherwise may result from future operations are capitalized. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenues are expensed or charged against established environmental reserves. Reserves are established when environmental assessments and/or clean-up requirements are probable and the costs are reasonably estimable.

(8) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(9) Earnings Per Common Share

Basic earnings per common share are computed by dividing net earnings attributable to outstanding common stock by the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net earnings attributable to outstanding common stock by the weighted average number of common shares outstanding during the year increased by dilutive common equivalent shares (stock options) determined using the treasury stock method, based on the average market price exceeding the exercise price of the stock options.

The weighted average common shares used for basic earnings per common share was 15,568,362, 15,568,362 and 15,568,362 for 2001, 2000 and 1999, respectively. The numbers of shares for 2000 and 1999 have been reduced for 21,000 treasury shares from numbers previously reported, which did not effect previously reported earnings per share. For 2001, 2000 and 1999 the effect of all outstanding stock options was excluded from diluted earnings per common share because the effect was anti-dilutive.

(10) Stock Option Plans

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

(11) Statements of Cash Flows

The Company considers all short-term highly liquid instruments, with an original maturity of three months or less, to be cash equivalents.

(12) Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(13) Impairment of Long-Lived Assets and Long-Lived Assets To Be Disposed Of

The Company applies the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In Fiscal 2001, Fiscal 2000 and Fiscal 1999, the Company recorded impairment charges of $840,000, $4,016,000 and $1,387,000, respectively, to reduce the value of goodwill, routes, and certain land, buildings and equipment to estimated fair value. The impairment charges are included in depreciation and amortization expense in the accompanying Fiscal 2001, Fiscal 2000 and Fiscal 1999 Consolidated Statements of Operations.

The Fiscal 2001 impairment charge of $840,000 pertains solely to assets held for sale (see Note 5) in the Company's Rendering business segment. The impairment charges were necessary to reduce the carrying value of these assets to management's estimate of their net realizable value in light of current economic conditions. Estimated net realizable values were based on information from business and real estate brokers, comparable sales, property tax valuations and internal discussions with Company employees working in the geographic areas who were familiar with the specific assets. A summary of the impairment charge follows (in thousands):

Land	$106
Leaseholds and buildings	134
Equipment and furniture	600
Total impairment	$840

The Fiscal 2000 impairment charge of $4,016,000 consists of: 1) $2,138,000 related to Rendering business segment operating assets; 2) $162,000 and $375,000 related to Restaurant Services business segment equipment and allocable goodwill, respectively; and 3) $1,341,000 related to assets held for sale in the Company's Rendering business segment. The impairment charges of the assets in operation were made to reduce the carrying value to estimated fair value based on the discounted future cash flows of the assets. The impairment charges of the assets held for sale were necessary to reduce the carrying value of these assets to management's estimate of their net realizable value based on information from a business broker. A summary of the impairment charge follows (in thousands):

	Rendering	Restaurant Services	Total
Leaseholds and buildings	$ 642	$ –	$ 642
Equipment and furniture	2,837	162	2,999
Goodwill	–	375	375
Total impairment	$3,479	$ 537	$4,016

The Fiscal 1999 impairment charge of $1,387,000 million pertains solely to assets held for sale in the Company's Rendering business segment. The impairment charges were necessary to reduce the carrying value of these assets to management's estimate of their net realizable value. Estimated net realizable values were based on an offer from a prospective buyer and information from real estate brokers. A summary of the impairment charge follows (in thousands):

Leaseholds and buildings	$1,139
Equipment	248
Total impairment	$1,387

(14) Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short maturity of these instruments.

The carrying amount for the Company's outstanding borrowings under the Credit Agreement and Term Loan described in Note 9, approximates the fair value due to the floating interest rates on the borrowings.

The fair values of the interest rate swap agreements were liabilities of $1,020,000 and $874,400 at December 29, 2001, and December 30, 2000, respectively. Current market pricing models were used to estimate fair value of interest rate swap agreements. See Note 9.

(15) Derivative Instruments

The Company makes limited use of derivative instruments to manage cash flow risks related to interest and natural gas expense. Interest rate swaps are entered into with the intent of managing overall borrowing costs. The Company does not use derivative instruments for trading purposes.

Effective December 31, 2000 (the first day of Fiscal 2001), the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133). Statement 133, as amended, standardizes the accounting for derivatives instruments, including certain derivative instruments embedded in other contracts. Under the standard, entities are required to report all derivative instruments in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, on the reason for holding the instrument. If certain conditions are met, entities may elect to designate a derivative instrument as a hedge of exposures to changes in fair value, cash flows, or foreign currencies. The Company held no fair value hedge or foreign currency hedge derivative instruments at December 30, 2000 or December 29, 2001. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income (outside of earnings) and is subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness as well as the ineffective portion of the gain or loss are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss is recognized in earnings in the period of change. Upon adoption, the provisions of Statement 133 must be applied prospectively.

Upon adoption of Statement 133 on December 31, 2000, the Company was party to interest rate and natural gas swaps to manage the risk of changes in cash flows related to interest expense on floating-rate borrowings under its Credit Agreement and the purchase of natural gas used in its plants.

At December 30, 2000, the Company was party to three interest rate swap agreements whereby the interest obligation on $70 million of floating-rate debt has been exchanged for fixed rate contracts which bear interest, payable quarterly. One swap agreement for $25 million matures June 27, 2002, bears interest at 6.5925% and the Company's receive rate is based on the three-month LIBOR. A second swap agreement for $25 million matured June 27, 2001, bore interest at 9.83% and the Company's receive rate was based on the Base Rate. The third swap agreement for $20 million matures June 27, 2002, with a one-time option for the bank to cancel at June 27, 2001, which the bank declined to exercise, bears interest at 9.17% and the Company's receive rate is based on the Base Rate. Due to the uncertainty related to the Company's ability to renew its Credit Agreement (see Notes 2 and 9), the portion of the interest rate swap agreements extending beyond June 30, 2001, the expiration date of the Credit Agreement, was not considered a hedge. The Company recorded a liability of $0.5 million at December 30, 2000, with the related charge recorded in other expense. The Company continues to follow this policy in Fiscal 2001. At December 29, 2001, the fair value of this liability is $1.0 million. The Company accounted for the portion of the interest rate swaps through June 30, 2001 as cash flow hedges. The fair value of this portion of the swaps was a liability of $0.4 million at December 30, 2000.

At December 30, 2000 and through March 2001, the Company was party to natural gas swap agreements representing approximately 300,000 mmbtu's of natural gas per month for January, February and March, 2001, with a NYMEX purchase price of approximately $4.682/mmbtu. At December 30, 2000, the fair value of the Company's positions in these swap agreements was an asset of $2.6 million. All of the Company's positions in these swap agreements were settled during the three months ended March 31, 2001, and the Company no longer uses natural gas swap agreements to manage its cash flow risk arising from the purchase of natural gas used in its plants.

As of December 29, 2001, the Company has forward purchase agreements in place for purchases of approximately 1,500,000 mmbtu's of natural gas for the period January through December, 2002, based on an average purchase price of $3.47/mmbtu. These agreements have no net settlement provisions and the Company intends to take physical delivery, which it has done under similar forward purchase agreements from March through December, 2001. Accordingly, the agreements are not subject to the requirements of Statement 133 because they qualify as normal purchases as defined in the standard.

The Company has designated the interest rate and natural gas swap agreements as cash flow hedges and such agreements qualify for hedge accounting under Statement 133, except as described above for certain portions of two of the interest rate swaps. A summary of the transition adjustment recorded to other comprehensive income, the net change arising from hedging transactions, and the amounts recognized in earnings during the twelve-month period ended December 29, 2001 follows (in thousands):

Transition adjustment on December 31, 2000 to accumulated other comprehensive income	$ 2,220
Net change arising from current period hedging transactions	376
Reclassifications into earnings	(2,576)
Accumulated other comprehensive loss at December 29, 2001	$ –

A summary of the gains and losses recognized in earnings during the year ended December 29, 2001 follows (in thousands):

Loss to interest expense related to interest rate swap agreements	$ (487)
Gain to operating expenses related to natural gas swap agreements (effective portion)	2,568
Gain to other income related to natural gas swap agreements (ineffective portion)	515
Total reclassifications into earnings for the year ended December 29, 2001	$ 2,596

Gains and losses reported in accumulated other comprehensive income are reclassified into earnings upon the occurrence of the hedged transactions (accrual of interest expense and purchase of natural gas).

The entire amount reported in accumulated other comprehensive income as of December 31, 2000 (transition), was reclassified into earnings by the second quarter of Fiscal 2001.

There was no income tax expense or benefit recorded related to the derivative transactions described above.

For Fiscal 2000 and 1999, interest rate swaps were accounted for under the accrual method, whereby the difference between the Company's pay and receive rate was recognized as an increase or decrease to interest expense. The natural gas fixed for float swap agreements to which the Company was party during Fiscal 2000 are traded on the NYMEX. Realized gains or losses from the settlement of these financial hedging instruments were recognized as an adjustment of the cost of purchased natural gas in the month of delivery during Fiscal 2000. The gains or losses realized as a result of these Fiscal 2000 hedging activities were substantially offset in the cash market when the hedged natural gas was delivered to the Company's facilities.

(16) Comprehensive Income

The Company follows the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (Statement 130). Statement 130 establishes standards for reporting and presentation of comprehensive income and its components. In accordance with Statement 130, the Company has presented the components of comprehensive income in its consolidated statement of stockholders' equity.

(17) Revenue Recognition

The Company recognizes revenue on sales when products are shipped and the customer takes ownership and assumes risk of loss. Collection fees are recognized in the month the service is provided.

(18) Reclassifications

Certain immaterial reclassifications of amounts previously reported have been made to the Fiscal 2000 and Fiscal 1999 consolidated financial statements to conform the presentation for each year.

(2) LIQUIDITY AND GOING CONCERN RISK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the Consolidated Balance Sheet at December 29, 2001, the Company has $120.0 million of debt due under its bank credit facilities classified as a current liability because the underlying Credit Agreement had an expiration date of June 30, 2001. Effective June 29, 2001, the Company entered into a series of forbearance agreements and amendments with the parties to its existing Credit Agreement. The forbearance agreements and amendments, among other things, provide that the lenders will not exercise their remedies under the Credit Agreement for certain defaults until after the expiration of the forbearance period on April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), and will continue to make revolving loans to the Company, raise the interest rate under the Credit Agreement from 1% over prime to 3% over prime, require the payment of a fee of $3.9 million to the lenders with respect to the forbearance agreements, reduce the commitment during the forbearance period by $2.0 million, from $128.5 million to $126.5 million, and limit financial covenants to certain minimum cash flows, based upon the Company's own projected cash flow for certain periods during the forbearance period.

On March 15, 2002, the Company entered into the Recapitalization Agreement. Under the terms of the Recapitalization Agreement, the forbearance period is extended to April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), and if the Recapitalization is consummated, the Company will exchange the borrowings outstanding under its existing Credit Agreement, a portion of the accrued interest and commitment fees, and forbearance fees payable for newly issued common stock equal to 75% of the Company's total outstanding common stock on a fully-diluted basis (exclusive of stock options issued and outstanding) and 6% cumulative redeemable preferred stock with a face value of $10.0 million. If the Recapitalization transaction is consummated, the Company and its Lenders will enter into an amended and restated credit agreement which is anticipated to result in borrowings under a senior term loan of $68.3 million, and a revolving credit facility which will enable the Company to borrow up to $10.1 million. The consummation of the Recapitalization is subject to a number of conditions and termination rights.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments related to recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. Because the Company did not make the principal payments under the credit facility when it matured on June 30, 2001, the Company is in default under its existing credit agreement. In connection with the Recapitalization Agreement, the Lenders agreed to extend the forbearance period and not exercise their remedies until April 30, 2002. We have agreed in principle with the Lenders on an amendment to the forbearance agreement that would extend the forbearance period to May 31, 2002, but this amendment has not yet been signed. If the Company is unable to consummate a new financing arrangement, then, in the absence of another business transaction or debt agreement, the Company cannot make the principal payment due under the existing Credit Agreement and, accordingly, after the expiration of the forbearance period, the lenders could exercise their rights to realize upon the collateral securing the debt (which comprises substantially all the Company's assets). As a result of this material uncertainty, there is doubt about the Company's ability to continue as a going concern. The absence of a new financing arrangement creates a material uncertainty regarding the ability of the Company to continue as a going concern. Management is not able to predict what the outcome or consequences of these matters might be.

(3) INVENTORIES

A summary of inventories follows (in thousands):

	December 29, 2001	December 30, 2000
Finished product	$ 6,117	$ 7,117
Supplies and other	1,581	1,183
	$ 7,698	$ 8,300

(4) PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment follows (in thousands):

	December 29, 2001	December 30, 2000
Land	$ 9,454	$ 9,871
Buildings and improvements	25,906	27,272
Machinery and equipment	139,248	139,678
Vehicles	49,084	48,041
Construction in process	6,607	4,324
	230,299	229,186
Accumulated depreciation	155,555	140,944
	$ 74,744	$ 88,242

(5) ASSETS HELD FOR SALE

Assets held for sale consist of the following (in thousands):

	December 29, 2001	December 30, 2000
Esteem (Norfolk, NE)	$ 1,200	$ 1,400
Peptide (Norfolk, NE)	500	862
Petaluma, CA	497	–
Billings, MT	421	372
West Point, NE	118	–
Lynchburg, VA	100	–
Shelbyville, IN	62	–
Zanesville, OH	54	–
Goldsboro, NC	50	–
Milwaukee, WI	–	527
	$ 3,002	$ 3,161

The Esteem and Peptide assets are principally idle machinery and equipment. Assets at other locations are either closed rendering facilities or closed transfer stations (locations where raw materials collected from suppliers are aggregated and transferred to processing plants) and consist primarily of land. None of the above assets were operated during Fiscal 2001 and Fiscal 2000. The effect of suspending depreciation of these assets was approximately $0.2 million in both Fiscal 2001 and 2000.

As discussed in Note 1, the Company recorded impairment charges related to certain of the assets held for sale in Fiscal 2001, Fiscal 2000 and Fiscal 1999. Included in the Fiscal 2001 and 2000 impairment charges are the following amounts to reduce the carrying value of assets held for sale to estimated net realizable value (in thousands):

	December 29, 2001	December 30, 2000
Esteem	$ 210	$1,083
Peptide	439	258
Other assets	191	–
Total	$ 840	$1,341

During Fiscal 2001, management changed its assessment of the period of time in which the assets held for sale could likely be sold. Accordingly, the balance of assets held for sales is classified as a noncurrent asset at December 29, 2001. Management expects to dispose of the assets held for sale during Fiscal 2003.

(6) OTHER ASSETS

Other assets consist of the following (in thousands):

	December 29, 2001	December 30, 2000
Prepaid pension cost (Note 13)	$ 2,359	$ 2,054
Deposits and other	1,526	951
Deferred recapitalization costs	3,762	–
	$ 7,647	$ 3,005

(7) ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

	December 29, 2001	December 30, 2000
Compensation and benefits	$ 6,750	$ 4,093
Utilities and sewage	3,944	3,981
Accrued plant expenses	2,590	2,048
Accrued forbearance fees	2,570	–
Insurance (Note 16)	2,604	6,004
Accrued freight cost	1,208	1,053
Accrued interest rate swap liability	1,020	436
Accrued taxes	888	1,359
Reserve for environmental and litigation matters (Note 16)	599	1,149
Non-compete agreements	363	1,620
Other accrued expense	1,533	1,417
	$ 24,069	$ 23,160

(8) LEASES

The Company leases five plants and storage locations, four office locations and a portion of its transportation equipment under operating leases. Leases are noncancellable and expire at various times through the year 2028. Minimum rental commitments under noncancellable leases as of December 29, 2001, are as follows (in thousands):

Period Ending Fiscal	Operating Leases
2002	$ 3,627
2003	2,725
2004	2,086
2005	1,335
2006	515
Thereafter	8,504
Total	$ 18,792

Rent expense for the years ended December 29, 2001, December 30, 2000 , and January 1, 2000 was $4.2 million, $3.2 million and $2.6 million, respectively.

(9) DEBT

Debt consists of the following (in thousands):

	December 29, 2001	December 30, 2000
Credit Agreement:		
Revolving Credit Facility	$120,027	$109,498
Term Loan	–	–
Other notes	26	30
	120,053	109,528
Less current maturities	120,053	109,528
	$ –	$ –

See the discussion regarding Liquidity and Going Concern Risk in Note 2.

CREDIT AGREEMENT

Effective June 5, 1997, the Company entered into a Credit Agreement (the "Credit Agreement") which originally provided for borrowings in the form of a $50,000,000 Term Loan and $175,000,000 Revolving Credit Facility. On October 3, 1998, the Company entered into an amendment of the Credit Agreement whereby BankBoston, N.A., as agent, and the other participant banks in the Credit Agreement (the "Banks") agreed to forbear from exercising rights and remedies arising as a result of several existing events of default of certain financial covenants (the "Defaults") under the Credit Agreement, as amended, until November 9, 1998.

On November 6, 1998, the Company entered into an extension of the amended Credit Agreement whereby the Banks agreed to forbear from exercising rights and remedies arising as a result of the Defaults until December 14, 1998. The forbearance period was subsequently extended to January 22, 1999. On January 22, 1999, the Company and the banks amended and restated the Credit Agreement.

The Credit Agreement, as amended, provided for borrowings in the form of a $36,702,000 Term Loan and $135,000,000 Revolving Credit Facility. At December 30, 2000, the Term Loan had been paid in full and the availability under the revolver was $128.5 million. Substantially all assets of the Company are either pledged or mortgaged as collateral for borrowings under the Credit Agreement. The Credit Agreement contains certain terms and covenants, which, among other matters, restrict the incurrence of additional indebtedness, the payment of cash dividends, the retention of certain proceeds from sales of assets, and the annual amount of capital expenditures, and requires the maintenance of certain minimum financial ratios.

As shown in the Consolidated Balance Sheet at December 29, 2001, the Company has $120.0 million of debt due under its bank credit facilities classified as a current liability because the underlying Credit Agreement had an expiration date of June 30, 2001. Effective June 29, 2001, the Company entered into a series of forbearance agreements and amendments with the parties to its existing Credit Agreement. The forbearance agreements and amendments, among other things, provide that the lenders will not exercise their remedies under the credit agreement for certain defaults until April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), will continue to make revolving loans to the Company, raise the interest rate under the Credit Agreement from 1% over prime to 3% over prime, require the payment of a fee of $3.9 million to the lenders with respect to the forbearance agreements, reduce the commitment during the forbearance period by $2.0 million, from $128.5 million to

$126.5 million, and limit financial covenants to certain minimum cash flows, based upon the Company's own projected cash flow for certain periods during the forbearance period.

On March 15, 2002, the Company entered into the Recapitalization Agreement. Under the terms of the Recapitalization Agreement, the forbearance period is extended to April 30, 2002 (subject to a proposed amendment to the forbearance agreement that would extend the forbearance agreement to May 31, 2002), and if the Recapitalization transaction is consummated, the Company will exchange the borrowings outstanding under its existing Credit Agreement, accrued interest, and forbearance fees payable for newly issued common stock equal to 75% of the Company's total outstanding common shares on a fully-diluted basis (exclusive of stock options issued and outstanding) and 6% cumulative redeemable preferred stock with a face value of $10.0 million. If the Recapitalization transaction is consummated, the Company and its lenders will enter into an amended and restated credit agreement which is anticipated to result in borrowings under a senior term loan of $68.3 million and a revolving credit facility which will enable the Company to borrow up to $10.1 million. The consummation of the Recapitalization is subject to a number of conditions and termination rights.

(10) OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following (in thousands):

	December 29, 2001	December 30, 2000
Reserve for insurance, environmental, litigation and tax matters (Note 16)	$ 7,184	$13,214
Liabilities associated with consulting and noncompete agreements	758	2,868
Other	192	165
	$ 8,134	$16,247

During Fiscal 2001, the Company made cash payments under letter of credit arrangements to its insurance claims administrator and to one party to a non-compete agreement of $5.9 million and $1.8 million, respectively.

The Company sponsors a defined benefit health care plan that provides postretirement medical and life insurance benefits to certain employees. The Company accounts for this plan in accordance with Statement of Financial Accounting Standards No. 106 and the effect on the Company's financial position and results of operations is immaterial.

(11) INCOME TAXES

Income tax expense (benefit) attributable to income (loss) from continuing operations before income taxes consists of the following (in thousands):

	December 29, 2001	December 30, 2000	January 1, 2000
Current:			
Federal	$ –	$ –	$ –
State	–	–	–
Foreign	–	–	–
Deferred:			
Federal	–	–	(9,183)
State	–	–	(796)
Foreign	–	–	(36)
	$ –	$ –	$(10,015)

Income tax benefit for the years ended December 29, 2001, December 30, 2000, and January 1, 2000, differed from the amount computed by applying the statutory U.S. federal income tax rate (35%) to loss from continuing operations before income taxes as a result of the following (in thousands):

	December 29, 2001	December 30, 2000	January 1, 2000
Computed "expected" tax expense	$ (4,146)	$ (6,846)	$ (9,000)
State income taxes, net of federal benefit	–	–	(517)
Tax-exempt income of foreign sales corporation	–	–	–
Change in valuation allowance	4,289	7,554	(311)
Other, net	(143)	(708)	(187)
	$ –	$ –	$(10,015)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 29, 2001 and December 30, 2000 are presented below (in thousands):

	December 29, 2001	December 30, 2000
Deferred tax assets:		
Net operating loss carryforwards	$ 34,208	$ 35,668
Capital loss carryforwards	–	–
Loss contingency reserves	4,229	5,457
Other	1,753	1,314
Total gross deferred tax assets	40,190	42,439
Less valuation allowance	(25,994)	(21,705)
Net deferred tax assets	14,196	20,734
Deferred tax liabilities:		
Collection routes and contracts	(5,250)	(6,926)
Property, plant and equipment	(8,016)	(13,023)
Other	(717)	(572)
Total gross deferred tax liabilities	(13,983)	(20,521)
	$ 213	$ 213

The portion of the deferred tax assets and liabilities expected to be recognized in Fiscal 2001 has been recorded at December 29, 2001, in the accompanying consolidated balance sheet as a net current deferred income tax asset of $2,203,000. The remaining non-current deferred tax assets and liabilities have been recorded as a net deferred income tax liability of $1,990,000 at December 29, 2001 in the accompanying consolidated balance sheet.

The valuation allowance for deferred tax assets as of December 29, 2001 and December 30, 2000 was $25,994,000 and $21,705,000, respectively. The net changes in the total valuation allowance was an increase of $4,289,000 for the year ended December 29, 2001 and an increase of $7,554,000 for the year ended December 30, 2000 . The Company believes that the remaining net deferred tax assets at December 29, 2001 will be realized primarily through future reversals of existing taxable temporary differences.

At December 29, 2001, the Company had net operating loss carryforwards for federal income tax purposes of approximately $90,020,000 which are available to offset future federal taxable income through 2019. The availability of the net operating loss carryforwards to reduce future taxable income is subject to various limitations. As a result of the change in ownership, the Company believes utilization of its pre-1994 net operating loss carryforwards ($72,280,000) is limited to $3,400,000 per year for the remaining life of the net operating losses.

(12) STOCKHOLDERS' EQUITY

At December 29, 1993, the Company granted options to purchase 384,615 shares of the Company's common stock to the former owners of the Redeemable Preferred Stock. The options have a term of ten years from the date of grant and may be exercised at a price of $3.45 per share (approximated market value at the date of grant).

The 1993 Flexible Stock Option Plan and the 1994 Employee Flexible Stock Option Plan provide for the granting of stock options to key officers and salaried employees of the Company and its subsidiaries. Options to purchase common stock were granted at a price approximating fair market value at the date of grant. Options granted under the plans expire ten years from the date of grant. Vesting occurs on each anniversary of the grant date as defined in the specific option agreement. The plans also provide for the acceleration by one year of vesting of all non-vested shares upon the termination of the employee's employment in certain circumstances or upon a change in management control.

The Non-Employee Directors Stock Option Plan provides for the granting of options to non-employee directors of the Company. As of December 29, 2001, options to purchase 703,385 shares of common stock had been granted pursuant to this plan. The options have a term of ten years from the date of grant and may be exercised at a price of $1.75 - $9.042 per share (market value at the date of grant). The options vest 25% six months after the grant date and 25% on each anniversary date thereafter.

The per share weighted average fair value of stock options granted during 2001, 2000 and 1999 was $0.46, $1.65 and $5.57, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted assumptions:

	2001	2000	1999
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	5.14%	5.28%	6.38%
Expected life	10 years	10 years	10 years
Expected annual volatility	42.31-100.94%	42.31-98.64%	62.41 – 66.59%

The Company applies APB Opinion No. 25 in accounting for its Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements as stock options were granted at market value on the grant date. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's earnings (loss) from continuing operations would have been reduced to the pro forma amounts indicated below (in thousands, except per share):

		2001	2000	1999
Net loss				
	As reported	$(11,845)	$(19,189)	$(16,033)
	Pro forma	$(12,132)	$(20,415)	$(16,534)
Basic loss per common share				
	As reported	$(0.76)	$(1.23)	$(1.03)
	Pro forma	$(0.78)	$(1.31)	$(1.06)

A summary of transactions for all stock options granted follows:

	Number of shares	Option exercise price per share	Weighted-avg. exercis price per share
Options outstanding at January 2, 1999	3,078,322	$2.86-10.88	$6.05
Granted	111,000	1.75-2.63	2.12
Canceled	(952,687)	2.63-10.29	6.43
Options outstanding at January 1, 2000	2,236,635	1.75-10.88	5.69
Granted	1,129,050	0.50-1.75	1.11
Canceled	(1,031,305)	2.625-10.875	7.74
Options outstanding at December 30, 2000	2,334,380	0.50-9.50	2.43
Granted	703,385	0.50	0.50
Canceled	(11,900)	4.125-9.50	6.38
Options outstanding at December 29, 2001	3,025,865	0.50-9.042	2.08
Options exercisable at December 29, 2001	2,407,867	0.50-9.042	$2.46

At December 29, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.50-9.042 and 7.5 years, respectively.

At December 29, 2001 and December 30, 2000, the number of options exercisable was 2,407,867 and 2,253,590, respectively, and the weighted-average exercise price of those options was $2.46 and $2.43, respectively.

(13) EMPLOYEE BENEFIT PLANS

The Company has retirement and pension plans covering substantially all of its employees. Most retirement benefits are provided by the Company under separate final-pay noncontributory pension plans for all salaried and hourly employees (excluding those covered by union-sponsored plans) who meet service and age requirements. Benefits are based principally on length of service and earnings patterns during the five years preceding retirement.

The Company's funding policy for those plans is to contribute annually not less than the minimum amount required nor more than the maximum amount that can be deducted for federal income tax purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets based on the measurement date (October 1, 2001 and 2000) (in thousands):

	December 29, 2001	December 30, 2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$45,404	$45,991
Service cost	1,305	1,478
Interest cost	3,425	3,363
Amendments	301	–
Actuarial (gain)/loss	1,541	(2,973)
Benefits paid	(2,515)	(2,455)
Benefit obligation at end of year	49,461	45,404
Change in plan assets:		
Fair value of plan assets at beginning of year	48,881	46,683
Actual return on plan assets	(4,727)	4,052
Employer contribution	710	601
Benefits paid	(2,515)	(2,455)
Fair value of plan assets at end of year	42,349	48,881
Funded status	(7,112)	3,477
Unrecognized actuarial (gain)/loss	8,543	(2,148)
Unrecognized prior service cost	928	725
Net amount recognized	$ 2,359	$ 2,054
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid benefit cost	$2,359	$2,054
Accrued benefit liability	(713)	–
Intangible asset	180	–
Accumulated other comprehensive income	533	–
Net amount recognized	$2,359	$2,054

During December 2001, the Company's pension plans received common stock resulting from the demutualization of an insurance company with an aggregate fair value of $4.0 million which has been considered in the determination of the amount of minimum liability reported at December 29, 2001. Since the common stock was received after the October 1, 2001 measurement date, it is not included in the fair value of plan assets at end of year in the table above. The common stock received will be considered an asset of the plans for purposes of determining Fiscal 2002 net pension cost.

Net pension cost includes the following components (in thousands):

	December 29, 2001	December 30, 2000	January 1, 2000
Service cost	$1,305	$1,478	$1,781
Interest cost	3,425	3,363	3,110
Expected return on plan assets	(4,424)	(4,217)	(3,894)
Net amortization and deferral	98	98	73
Net pension cost	$ 404	$ 722	$1,070

Assumptions used in accounting for the employee benefit pension plans were:

	December 29, 2001	December 30, 2000	January 1, 2000
Weighted average discount rate	7.50%	7.75%	7.50%
Rate of increase in future compensation levels	5.16%	5.08%	5.17%
Expected long-term rate of return on assets	9.25%	9.25%	9.25%

The Company participates in several multi-employer pension plans which provide defined benefits to certain employees covered by labor contracts. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. Information with respect to the Company's proportionate share of the excess, if any, of the actuarially computed value of vested benefits over these pension plans' net assets is not available. The cost of such plans amounted to $1,491,000, $1,384,000 and $1,306,000 for the years ended December 29, 2001, December 30, 2000, and January 1, 2000, respectively.

(14) CONCENTRATION OF CREDIT RISK

Concentration of credit risk is limited due to the Company's diversified customer base and the fact that the Company sells commodities. No single customer accounted for more than 10% of the Company's net sales in 2001, 2000 and 1999.

(15) DISCONTINUED OPERATIONS

In 1998, the Company made a decision to discontinue the operations of the Bakery By-Products Recycling business segment in order to concentrate its financial and human resources on its other businesses. The disposal of this business was accounted for as a discontinued operation. Gain (loss) on disposal relates to an adjustment of the indemnification liability in Fiscal 1999 and write-off of the liability in Fiscal 2000 upon termination of the indemnification period.

(16) CONTINGENCIES

LITIGATION

Melvindale

A group of residents living near the Company's Melvindale, Michigan plant has filed suit, purportedly on behalf of a class of persons similarly situated. The class has been certified for injunctive relief only. The court declined to certify a damage class but has permitted approximately 300 people to join the lawsuit as plaintiffs. The suit is based on legal theories of trespass, nuisance and negligence and/or gross negligence, and is pending in the United States District Court, Eastern District of Michigan. Plaintiffs allege that emissions to the air, particularly odor, from the plant have reduced the value and enjoyment of Plaintiffs' property, and Plaintiffs seek unspecified compensatory and exemplary damages in an amount in excess of $25,000 per Plaintiff and unspecified injunctive relief. In a lawsuit with similar factual allegations, also pending in United States District Court, Eastern District of Michigan, the City of Melvindale has filed suit against the Company based on legal theories of nuisance, trespass, negligence and violation of Melvindale nuisance ordinances seeking damages and declaratory and injunctive relief. The court has dismissed the trespass counts in both lawsuits, and all of the damage claims in the suit filed by the City of Melvindale have been dismissed. The City of Melvindale now seeks unspecified injunctive relief. The Company or its predecessors have operated a rendering plant at the Melvindale location since 1927 in a heavily industrialized area down river south of Detroit. The Company has taken and is taking all reasonable steps to minimize odor emissions from its recycling processes and is defending the lawsuit vigorously.

Long Island City, NY

The Company is a party to a lawsuit that seeks to require an environmental cleanup at a property in Long Island City, New York where the Company formerly operated a rendering plant (referred to as the "Site"). DMJ Associates (DMJ), which holds a mortgage on the Site, has filed suit against the Company, as a former owner of the Site, as well as others including the present tenants and operators of the Site, the owner of an abandoned hazardous waste disposal site adjoining the Site (the "Disposal Facility"), and companies that disposed of wastes at the Disposal Facility (the "Generator Defendants"). DMJ argues that, inter alia, under federal law it is entitled to relief directed to have the defendants remediate the contamination. ccThe Company does not have information suggesting that it contributed in any material way to any contamination that may exist at the Site. The Company is actively defending the suit and is awaiting a decision on a motion on summary judgment regarding the standing of the plaintiff.

Sauget, Illinois

The Company is a party to a lawsuit that seeks to recover costs related to an environmental cleanup in or near Sauget, Illinois. The United States had filed a complaint against Monsanto Chemical Company, Solutia, Inc., Anheuser-Busch, Inc., Union Electric, and 14 other defendants, seeking to recover cleanup costs. Monsanto (which merged with Pharmacia and Upjohn, Inc. in 2000 and is now known as Pharmacia Corporation) and Solutia in turn filed a third party complaint seeking contribution from the United States, several federal agencies, and six more companies, in addition to the Company. As potentially responsible parties themselves, Pharmacia and Solutia are seeking to recover unspecified proportionate shares from each of the other parties, in addition to the Company, of an as yet undetermined total cleanup cost. A subsidiary of the Company had operated an inorganic fertilizer plant in Sauget, Illinois for a number of years prior to closing it in the 1960's. The Company is defending this case vigorously, and does not believe, based upon currently available information, that the fertilizer plant contributed in any significant way to the contamination that is leading to the environmental cleanup, or that its share, if any, of the cost of the cleanup will be material.

Other Litigation

The Company is also a party to several other lawsuits, claims and loss contingencies incidental to its business, including assertions by certain regulatory agencies related to air, wastewater, and storm water discharges from the Company's processing facilities.

Self Insured Risks

The Company purchases its workers compensation, auto and general liability insurance on a retrospective basis. The Company accrues its expected ultimate costs related to claims occurring during each fiscal year and carries this accrual as a reserve until such claims are paid by the Company.

The Company has established loss reserves for insurance, environmental and litigation matters as a result of the matters discussed above. Although the ultimate liability cannot be determined with certainty, management of the Company believes that reserves for contingencies are reasonable and sufficient based upon present governmental regulations and information currently available to management. The accrued expenses and other noncurrent liabilities classifications in the Company's consolidated balance sheets include reserves for insurance, environmental and litigation contingencies of $10.6 million and $20.4 million at December 29, 2001 and December 30, 2000, respectively. There can be no assurance, however, that final costs related to these matters will not exceed current estimates. The Company believes that any additional liability relative to lawsuits and claims which may not be covered by insurance would not likely have a material adverse effect on the Company's financial position, although it could potentially have a material impact on the results of operations in any one year.

(17) BUSINESS SEGMENTS

The Company operates on a worldwide basis within two industry segments: Rendering and Restaurant Services. The measure of segment profit (loss) includes all revenues, operating expenses (excluding certain amortization of intangibles), and selling, general and administrative expenses incurred at all operating locations and excludes general corporate expenses.

Rendering

Rendering consists of the collection and processing of animal by-products from butcher shops, grocery stores and independent meat and poultry processors, converting these wastes into similar products such as useable oils and proteins utilized by the agricultural and oleochemical industries.

Restaurant Services

Restaurant Services consists of the collection of used cooking oils from restaurants and recycling them into similar products such as high-energy animal feed ingredients and industrial oils. Restaurant Services also provides grease trap servicing.

Included in corporate activities are general corporate expenses and the amortization of intangibles related to "Fresh Start Reporting." Assets of corporate activities include cash, unallocated prepaid expenses, deferred tax assets, prepaid pension, and miscellaneous other assets.

Business Segment Net Revenues (in thousands):

	December 29, 2001	December 30, 2000	January 1, 2000
Rendering:			
Trade	$194,960	$186,445	$204,631
Intersegment	31,182	26,011	27,970
	226,142	212,456	232,601
Restaurant Services:			
Trade	61,014	56,350	53,939
Intersegment	6,854	7,781	7,204
	67,868	64,131	61,143
Eliminations	(38,036)	(33,792)	(35,174)
Total	$255,974	$242,795	$258,570

Business Segment Profit (Loss) (in thousands):

	December 29, 2001	December 30, 2000	January 1, 2000
Rendering	$14,000	$ 8,170	$ 3,249
Restaurant Services	7,436	3,487	922
Corporate Activities	(19,119)	(17,246)	(15,882)
Interest expense	(14,162)	(13,971)	(14,004)
Loss from continuing operations before income taxes	$(11,845)	$(19,560)	$(25,715)

Certain assets are not attributable to a single operating segment but instead relate to multiple operating segments operating out of individual locations. These assets are utilized by both the Rendering and Restaurant Services business segments and are identified in the category Combined Rend./Rest. Svcs. Depreciation of Combined Rend./Rest. Svcs. assets is allocated based upon an estimate of the percentage of corresponding activity attributed to each segment. Additionally, although intangible assets are allocated to operating segments, the amortization related to the adoption of "Fresh Start Reporting" is not considered in the measure of operating segment profit (loss) and is included in Corporate Activities.

Business Segment Assets (in thousands):

	December 29, 2001	December 30, 2000
Rendering	$ 56,847	$ 64,199
Restaurant Services	14,779	17,290
Combined Rend./Rest. Svcs.	64,155	72,722
Corporate Activities	23,298	20,294
Total	$159,079	$174,505

Business Segment Property, Plant and Equipment (in thousands):

	December 29, 2001	December 30, 2000
Depreciation and amortization:		
Rendering	$17,823	$21,531
Restaurant Services	6,333	6,323
Corporate Activities	2,478	3,327
Total	$26,634	$31,181
Additions:		
Rendering	$ 3,327	$ 2,168
Restaurant Services	1,544	2,897
Combined Rend./Rest. Svcs.	1,292	2,159
Corporate Activities	2,979	460
Total	$ 9,142	$ 7,684

The Company has no material foreign operations, but exports a portion of its products to customers in various foreign countries.

Geographic Area Net Trade Revenues (in thousands):

	December 29, 2001	December 30, 2000	January 1, 2000
United States	$117,849	$114,102	$151,165
Korea	3,538	6,041	13,029
Spain	388	963	1,798
Mexico	23,390	25,090	19,320
Japan	1,075	1,916	2,162
N. Europe	1,444	707	2,095
Pacific Rim	9,838	889	9,008
Taiwan	552	1,775	2,415
Canada	993	864	580
Latin/South America	9,192	13,408	13,413
Other/Brokered	87,715	77,040	43,585
Total	$255,974	$242,795	$258,570

Other/Brokered trade revenues represent product for which the ultimate destination is not monitored.

(18) QUARTERLY FINANCIAL DATA (UNAUDITED AND IN THOUSANDS EXCEPT PER SHARE AMOUNTS):

	Year Ended December 29, 2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$63,634	$58,614	$65,045	$68,681
Operating income (loss)	1,503	(1,342)	942	2,865
Loss from continuing operations	(1,149)	(5,721)	(3,519)	(1,456)
Net loss	(1,149)	(5,721)	(3,519)	(1,456)
Basic loss per share	(0.07)	(0.37)	(0.23)	(0.09)
Diluted loss per share	(0.07)	(0.37)	(0.23)	(0.09)

	Year Ended December 30, 2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$62,818	$61,557	$57,629	$60,791
Operating income (loss)	194	(1,200)	(1,550)	(2,849)
Loss from continuing operations	(3,026)	(4,766)	(5,169)	(6,599)
Discontinued operations – Gain on disposal	–	121	–	250
Net loss	(3,026)	(4,645)	(5,169)	(6,349)
Basic loss per share	(0.19)	(0.30)	(0.33)	(0.41)
Diluted loss per share	(0.19)	(0.30)	(0.33)	(0.41)

(19) RECENTLY ISSUED ACCOUNTING STANDARDS

Recently, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, Business Combinations (Statement 141); Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142); Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (Statement 143); and Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement 144).

Statement 141 requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Statement 141 also specifies the criteria that intangible assets acquired in a business combination must meet to be recognized and reported apart from goodwill. The Company does not believe Statement 141 will have a significant impact on its consolidated financial statements. Statement 142 requires that the goodwill and intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. Statement 142 also requires that intangible assets with estimated useful lives be amortized over their respective useful lives to their estimated residual values, and reviewed for impairment. Statement 142 is effective for fiscal years beginning after December 15, 2001. Amortization expense related to goodwill that will not be amortized under Statement 142 was $242,000, $142,000 and $228,000 for Fiscal 2001, 2000 and 1999, respectively. Because of the extensive effort needed to comply with adopting Statement 142, it is not practicable to reasonably estimate the impact of adopting this standard at the date of this report, including whether the Company will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

Statement 143 establishes requirements for the accounting for removal costs associated with asset retirements and is effective for fiscal years beginning after June 15, 2002, with earlier adoption encouraged. The Company is currently assessing the impact of Statement 143 on its consolidated financial statements. Statement 144 supercedes Statement 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Statement 144 retains the fundamental provisions of Statement 121 but eliminates the requirement to allocate goodwill to long-lived assets to be tested for impairment. Statement 144 also requires discontinued operations to be carried at the lower of cost or fair value less costs to sell and broadens the presentation of discontinued operations to include a component of an entity rather than a segment of a business. Statement 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years with early adoption encouraged. The Company does not expect the adoption of Statement 144 to have a material impact on its consolidated financial statements.

SCHEDULE II

Valuation and Qualifying Accounts
(In thousands)

Description	Balance at Beginning of Period	Additions Charged to: Costs and Expenses	Additions Charged to: Other	Deductions	Balance at End of Period
Accumulated amortization of collection routes and contracts:					
Year ended December 29, 2001	$ 18,828	$ 5,014	$ –	$ 1,703	$ 22,139
Year ended December 30, 2000	$ 15,819	$ 5,498	$ –	$ 2,489	$ 18,828
Year ended January 1, 2000	$ 12,101	$ 5,686	$ 4	$ 1,972	$ 15,819
Accumulated amortization of goodwill:					
Year ended December 29, 2001	$ 883	$ 242	$ –	$ 48	$ 1,077
Year ended December 30, 2000	$ 741	$ 142	$ –	$ –	$ 883
Year ended January 1, 2000	$ 513	$ 228	$ –	$ –	$ 741

Note: Deductions consist of the write-off of fully amortized collection routes and contracts and goodwill.

Description	Balance at Beginning of Period	Additions Charged to: Costs and Expenses	Additions Charged to: Other	Deductions	Balance at End of Period
Reserve for bad debts:					
Year ended December 29, 2001	$ 680	$ 582	$ –	$ 795	$ 467
Year ended December 30, 2000	$ 2,408	$ 641	$ –	$ 2,369	$ 680
Year ended January 1, 2000	$ 1,169	$ 1,604	$ –	$ 365	$ 2,408
Deferred tax valuation allowance:					
Year ended December 29, 2001	$ 21,705	$ 4,289	$ –	$ –	$ 25,994
Year ended December 30, 2000	$ 14,151	$ 7,554	$ –	$ –	$ 21,705
Year ended January 1, 2000	$ 14,462	$ –	$ –	$ 311	$ 14,151

Note: Deductions consist of write-offs of uncollectable accounts receivable.

PART II

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this item with respect to items 401 and 405 of Regulation S-K appears in the sections entitled "Election of Directors," "Executive Officers" and "Compliance with Section 16(a) of the Exchange Act" included in the Registrant's definitive Proxy Statement to be filed on or before April 29, 2002, relating to the 2002 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item appears in the section entitled "Executive Compensation" included in the Registrant's definitive Proxy Statement to be filed on or before April 29, 2002, relating to the 2002 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item appears in the section entitled "Security Ownership of Certain Beneficial Owners and Management" included in the Registrant's definitive Proxy Statement to be filed on or before April 29, 2002, relating to the 2002 Annual Meeting of Stockholders, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Taura has served as Chairman of the Board and Chief Executive Officer of the Company since August 1999. Mr. Taura is a partner in the management consulting firm Taura Flynn & Associates, LLC. Prior to Mr. Taura becoming an employee of the Company, he served as Chairman of the Board and Chief Executive Officer of the Company pursuant to an agreement between Taura, Flynn & Associates and the Company. Pursuant to such agreement, the Company paid Taura, Flynn and Associates $19,649 during Fiscal 2001.

Fredric J. Klink, a director of the Company, is a partner in the law firm of Dechert. The Company paid Dechert $349,553 during Fiscal 2001 for the performance of various legal services.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

(1) The following consolidated financial statements are included in Item 8.

(2) The following financial statement schedule is included in Item 8.

All other schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements and notes thereto.

(3) (a) Exhibits

Exhibit No.	Description
3.1 *	Restated Certificate of Incorporation of the Company.
3.2 *	Amended and Restated Bylaws of the Company.
4.1 *	Specimen Common Stock Certificate.
10.1 **	Amended and Restated Credit Agreement, dated as of January 22, 1999, among Darling International Inc., BankBoston, N.A., Comerica Bank, Credit Lyonnais New York Branch, and Wells Fargo Bank (Texas), National Association as Co-agents, and other banks as named therein.
10.2*	Registration Rights Agreement, as amended.
10.3*	Form of Indemnification Agreement.
10.4*	Lease, dated November 30, 1993, between the Company and the Port of Tacoma.
10.5 P	Leases, dated July 1, 1996, between the Company and the City and County of San Francisco.
10.6 *	1993 Flexible Stock Option Plan.

10.7 *** International Swap Dealers Association, Inc. (ISDA) Master Agreement and Schedule between Credit Lyonnais and Darling International Inc. dated as of June 6, 1997, related to interest rate swap transaction.

10.7(a)*** International Swap Dealers Association, Inc. (ISDA) Master Agreement and Schedule between Wells Fargo Bank, N.A. and Darling International Inc. dated as of June 6, 1997, related to interest rate swap transaction.

10.7(b)*** International Swap Dealers Association, Inc. (ISDA) Master Agreement and Schedule between BankBoston, N.A. and Darling International Inc. dated as of June 26, 1997, related to interest rate swap transaction.

10.8 * Form of Executive Severance Agreement.

10.9 * 1994 Employee Flexible Stock Option Plan.

10.10* Non-Employee Directors Stock Option Plan.

10.17 Termination on September 20, 1999, of International Swap Dealers Association, Inc. ("ISDA") Master Agreement and Schedule between BankBoston, N.A. and Darling International Inc. dated as of June 6, 1997, related to interest rate swap transaction and a new interest rate swap transaction is effected September 27, 1999.

10.17(a) Confirmation dated September 20, 1999 which supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of June 6, 1997 between Credit Lyonnais and Darling International Inc.

10.18 Master Lease Agreement between Navistar Leasing Company and Darling International Inc. dated as of August 4, 1999.

10.19 Recapitalization Agreement dated March 15, 2002, by and among Darling International Inc., and each of the banks or other lending institutions which is a signatory hereto or any successor or assignee thereof (individually, a "Bank" and collectively, the "Banks"), and Credit Lyonnais New York Branch, individually as a Bank and as agent for itself, the other Banks and other secured parties (in its capacity as agent, together with successors, the "Agent").

21 Subsidiaries of the Registrant.

23 Consent of KPMG LLP.

* Incorporated by reference from the Registrant's Registration Statement on Form S-1 filed July 15, 1994 (Registration No. 33-79478).
** Incorporated by reference to Form 8-K filed January 29, 1999.
*** Incorporated by reference to Form 10-Q filed August 7, 1997.
P Filed pursuant to temporary hardship exemption under cover of Form SE.

The Exhibits are available upon request from the Company.

(b) Reports on Form 8-K:

No reports were filed on Form 8-K during the quarter ended December 29, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Form 10-K/A for the Fiscal Year Ended December 29, 2001 on its behalf by the undersigned, thereunto duly authorized, in the city of Irving, State of Texas, on the 26th day of April, 2002.

DARLING INTERNATIONAL INC.

By: /s/ Denis J. Taura
Denis J. Taura
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Denis J. Taura Denis J. Taura	Chairman of the Board and Chief Executive Officer	April 26, 2002
/s/ James A. Ransweiler James A. Ransweiler	President and Chief Operating Officer (Principal Executive Officer)	April 26, 2002
/s/ John O. Muse John O. Muse	Executive Vice President – Finance & Administration (Principal Financial & Accounting Officer)	April 26, 2002
/s/ Bruce Waterfall Bruce Waterfall	Director	April 26, 2002
/s/ Fredric J. Klink Fredric J. Klink	Director	April 26, 2002
/s/ Dennis B. Longmire Dennis B. Longmire	Director	April 26, 2002
/s/ Joe Colonnetta Joe Colonnetta	Director	April 26, 2002

PRINCIPAL OFFICE

Darling International Inc.
251 O'Connor Ridge Blvd., Suite 300
Irving, Texas 75038
972.717.0300
www.darlingii.com

The Common Stock of Darling International Inc. is traded on the American Stock Exchange (AMEX) under the symbol "DAR."

TRANSFER AGENT AND REGISTRAR

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI 02940-3010
781.575.3400
www.equiserve.com

LEGAL COUNSEL

Dechert
30 Rockefeller Plaza
New York, NY 10112

INDEPENDENT AUDITORS

KPMG LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201-1885

ANNUAL MEETING

10:00 a.m. on May 10, 2002 at:
Sheraton Grand Hotel
4440 W. John Carpenter Freeway
Irving, Texas 75063

DIRECTORS

Denis J. Taura
Chairman of the Board since 1999
Director since 1993

Joe Colonnetta
Director since 2000

Fredric J. Klink
Director since 1995

Dennis B. Longmire
Director since 1995

James A. Ransweiler
Director since 1999

John C. Waterfall
Director since 1995

OFFICERS

Denis J. Taura
Chief Executive Officer

James A. Ransweiler
President and
Chief Operating Officer

John O. Muse
Executive Vice President -
Finance and Administration

Neil Katchen
Executive Vice President -
Operations

Mitchell Kilanowski
Executive Vice President-
Marketing and Research

Gilbert L. Gutierrez
Senior Vice President -
Business Development

Martha W. Flynn
Reorganization Officer

Ernie DiLiberto
Vice President of
International Marketing

Robert Hinerman
Vice President of
Information Services

William R. McMurtry
Vice President of
Environmental Affairs

Joseph R. Weaver, Jr.
General Counsel and
Secretary

Tim Gentry
Controller

Brad Phillips
Treasurer

M. A. Reed
Assistant Secretary

Brenda Snell
Assistant Controller

Darling International Inc.'s Annual Report is available upon request without charge, c/o:
Investor Relations, Darling International Inc., 251 O'Connor Ridge Blvd., Suite 300, Irving, Texas 75038

www.darlingii.com

DARLING INTERNATIONAL INC.
251 O'CONNOR RIDGE BLVD, SUITE 300
IRVING, TEXAS 75038